UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Press release: Grupo Supervielle S.A. Reports 1Q17 Consolidated Results.

Grupo Supervielle S.A. Reports 1Q17 Consolidated Results 1Q17 Net Income up 119% YoY and down 28% QoQ. Sequential results primarily reflected non-recurring items in both 4Q16 and 1Q17 as well as results seasonality Buenos Aires 10, May, 2017 - Grupo Supervielle S.A. (NYSE: SUPV; BASE: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported unaudited results for the three months period ended March 31, 2017. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with Argentine Banking GAAP. First Quarter 2017 Highlights Net income of AR$381.9 million, up 118.6% YoY, and down 28.3% QoQ. ROAE of 21.8% in 1Q17. This compares with ROAE of 27.5% in 1Q16 and 31.3% in 4Q16. ROAA of 2.6% in 1Q17, compared to 2.1% in 1Q16 and 4.1% in 4Q16. Total gross loans, including the securitized loan portfolio, increased 62.5% YoY and 6.0% QoQ to AR$41.2 billion. Total balance sheet loans grew at a higher rate of 71.0% YoY and 6.6% QoQ, reflecting the anticipated slowdown in securitization. NIM of 18.7% in 1Q17, contracting by 130 bps YoY and 220 bps QoQ, while AR$ NIM on the Company’s Loan Portfolio (excluding foreign trade and US$ loans), which concentrates 85% of the portfolio, rose 240 bps YoY to 23.4% in 1Q17, despite the decline in the BADLAR interest rate. Non-performing loan ratio increased 20 bps to 2.9% in 1Q17 from 2.7% in 1Q16 and 10 bps from 2.8% in 4Q16. The efficiency ratio improved to 67.5% in 1Q17 compared with 73.8% in 1Q16, but deteriorated from 64.5% in 4Q16 due to seasonality. Proforma Consolidated Common Equity Tier 1 Ratio of 12.0% in 1Q17 compared to 7.2% in 1Q16 and 12.3% in 4Q16. Equity to Asset ratio of 11.3% in 1Q17 compared to 7.3% in 1Q16 and 13.0% in 4Q16. CEO Message Commenting on first quarter results, Patricio Supervielle, Grupo Supervielle’s Chairman and CEO, noted: “We reported solid results in the first quarter, as we continued to execute our profitable growth strategy. We have a healthy balance sheet and over the past year have successfully raised equity and debt in international capital markets and are deploying these proceeds to drive loan growth - up 62.5% YoY, significantly above market.” “As further evidence of progress achieved in implementing our strategy, we more than doubled net income year-on-year. On a QoQ basis, a one-time non-recurring item in each 4Q16 and 1Q17, along with seasonality, impacted the comparability of results. As a reminder, our results tend to be lower in the first quarter and accelerate towards the second half of the year. Excluding these non-recurring items, net income for the quarter would have fallen only 5.8% sequentially.” “We are also making progress on our initiatives to step up digital innovation and build out our core product leadership into integral customer relationships. An important step was our launch of the first SME-dedicated Check Depositing and Discounting App in Argentina, introducing a new cash management solution during the quarter. Given the attractiveness of this segment, we recently introduced the exclusive “Visa Distribution Vinos” credit card as we took another step towards developing our attractive value proposition in the dynamic winery industry in the province of Mendoza, renewing our leadership commitment in this province. We are also pleased with the launch of an exclusive strategic alliance with the leading online real estate search portal in the country to expand our reach in the mortgage segment beyond our current client base.” “Looking ahead, we remain cautiously optimistic of Argentina’s economic recovery, despite slightly higher than expected inflation in the first quarter, and maintain our guidance for 2017. We remain vigilant on asset quality, closely monitoring our risk profile, while we continue to drive profitable growth. We are confident in our ability to deliver on our growth strategy as we continue to maximize opportunities we see in our core businesses - SMEs, middle market, retail and consumer finance while leveraging our under-utilized infrastructure.” P a g e | 1

Financial Highlights & Key Ratios

(In millions of Argentine Ps.)						% Change	
INCOME STATEMENT	**1Q17**	**4Q16**	**3Q16**	**2Q16**	**1Q16**	**QoQ**	**YoY**
Gross Financial Margin	1,927.8	1,951.6	1,566.4	1,304.4	1,105.6	-1.2%	74.4%
Service Fee Income, Net	757.0	717.5	635.4	555.3	538.6	5.5%	40.6%
Income from Insurance activities	110.0	129.9	194.0	164.4	117.9	-15.3%	-6.7%
Loan Loss Provisions	-342.6	-316.7	-261.4	-295.9	-183.6	8.2%	86.6%
Administrative expenses	-1,886.1	-1,805.8	-1,496.3	-1,458.7	-1,299.6	4.4%	45.1%
Income before Income Tax	567.6	669.3	624.3	278.8	239.5	-15.2%	137.0%
Net Income	381.9	532.3	436.4	167.9	174.7	-28.3%	118.6%
Earnings per Share (AR$)	1.1	1.5	1.2	0.6	0.7		
Earnings per ADRs (AR$)	5.3	7.3	6.0	2.8	3.5		
Outstanding Shares (in millions)	363.8	363.8	363.8	363.8	249.0		
BALANCE SHEET	**mar 17**	**dec 16**	**sep 16**	**jun 16**	**mar 16**	**QoQ**	**YoY**
Total Assets	64,519.0	53,206.0	44,433.7	40,960.0	34,672.3	21.3%	86.1%
Average Assets[1]	59,578.5	51,421.4	43,174.3	37,881.6	33,548.1	15.9%	77.6%
Total Loans & Leasing	39,803.7	37,338.8	31,751.7	27,409.4	23,283.0	6.6%	71.0%
Securitized Loan Portfolio	1,361.3	1,483.9	1,512.8	2,040.4	2,049.5	-8.3%	-33.6%
Total Portfolio [2]	41,165.1	38,822.7	33,264.5	29,449.9	25,332.5	6.0%	62.5%
Total Deposits	38,826.8	35,897.9	30,417.2	27,652.2	24,346.7	8.2%	59.5%
Shareholders' Equity	7,313.43	6,931.55	6,413.54	5,997.05	2,548.39	5.5%	187.0%
Average Shareholders' Equity[1]	7,009.0	6,807.9	6,114.3	4,302.2	2,537.4	3.0%	176.2%
KEY INDICATORS	**1Q17**	**4Q16**	**3Q16**	**2Q16**	**1Q16**		
Profitability & Efficiency							
ROAE	21.8%	31.3%	28.6%	15.6%	27.5%		
ROAA	2.6%	4.1%	4.0%	1.8%	2.1%		
Net Interest Margin	18.7%	20.8%	20.0%	20.3%	20.0%		
Net Financial Margin	17.7%	20.4%	18.7%	18.4%	17.4%		
Net Fee Income Ratio	31.0%	30.3%	34.6%	35.6%	37.3%		
Net Fee Income as a % of Administrative Expenses	46.0%	46.9%	55.4%	49.3%	50.5%		
Efficiency Ratio	67.5%	64.5%	62.5%	72.1%	73.8%		
Liquidity & Capital							
Loans to Total Deposits[3]	102.5%	104.0%	104.4%	99.1%	95.6%		
Liquidity Coverage Ratio (LCR)[4]	126.3%	128.0%	104.1%	137.3%	118.9%		
Total Equity / Total Assets	11.3%	13.0%	14.4%	14.6%	7.3%		
Regulatory Capital/ Risk Weighted Assets[5]	12.3%	12.5%	13.0%	14.0%	9.3%		
Proforma Consolidated Tier 1 Capital / Risk weighted assets [6]	12.0%	12.3%	12.6%	13.5%	7.2%		
Risk Weighted Assets / Total Assets	83.0%	92.4%	101.2%	98.5%	101.4%		
Asset Quality							
NPL Ratio	2.9%	2.8%	3.0%	3.1%	2.7%		
Allowances as a % of Total Loans	2.5%	2.4%	2.5%	2.6%	2.3%		
Coverage Ratio	87.0%	87.1%	83.7%	83.2%	83.9%		
Cost of Risk	3.9%	3.9%	3.7%	5.0%	3.4%		
MACROECONOMIC RATIOS							
Retail Price Index (%)[7]	7.1%	6.2%	2.7%	15.5%	11.9%		
Pesos/US$ Exchange Rate	15.38	15.85	15.26	14.92	14.58		
Badlar Interest Rate (eop)	19.1%	19.9%	22.2%	26.6%	30.8%		
OPERATING DATA							
Customers (in millions)	2.2	2.2	2.2	2.2	2.1		
Access Points [8]	321	325	325	325	325		
Employees	5,049	4,982	4,911	4,910	4,884		

1. Avg. total Assets and avg. shareholder's equity calculated on a daily basis
2. Total Portfolio: Loans and Leasing before Allowances, Including Securitized Portfolio.
3. On Balance Sheet Loans/Total Deposits.
4. This ratio includes the net liquidity held at the holding company level.
5. This ratio applies only to the Bank and CCF on a consolidated basis.
6. Includes $665 million Tier1 Capital retained at the holding company level available for injection in subsidiaries.
7. Source: City of Buenos Aires
8. The reduction in the number of Access Points as of March 2017 reflects the decrease in 5 microfinance branches (following the sale of Cordial Microfinanzas) and a new consumer finance branch opened inside a Walmart store.

Page | 2

1Q17 Earnings Call Dial-In Information

Date:	Thursday, May 11, 2017
Time:	9:00 AM (US ET); 10:00 AM (Buenos Aires Time)
Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-756-3429 (U.K), or 0800-444-6247 (Argentina)
Webcast:	http://public.viavid.com/index.php?id=123775
Replay:	From Thursday, May 11, 2017 at 12:00 pm US ET through Thursday, May 25, 2017 at 11:59 pm US ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international). Pin number: 13659637

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the "Bank"), a universal commercial bank, and Cordial Compañía Financiera ("CCF"), a consumer finance company which is consolidated with the Bank's operations. The Bank and CCF, Supervielle's main assets, comprised 88.5% and 8.7% respectively of total assets as of 1Q17. Supervielle also operates Tarjeta Automática, a consumer finance distribution network operating mainly in southern Argentina; Supervielle Seguros, an insurance company; Supervielle Asset Management; and Espacio Cordial, a retail company cross-selling related non-financial products and services.

Net Income & Profitability

Income Statement	1Q17	4Q16	3Q16	2Q16	1Q16	% Change QoQ	% Change YoY
(In millions of Argentine Ps.)							
Argentine Banking GAAP:							
Financial income	3,236.2	3,123.5	2,775.5	2,557.0	2,338.7	3.6%	38.4%
Financial expenses	(1,308.3)	(1,171.9)	(1,209.0)	(1,252.6)	(1,233.1)	11.6%	6.1%
Gross financial margin	**1,927.8**	**1,951.6**	**1,566.4**	**1,304.4**	**1,105.6**	**-1.2%**	**74.4%**
Loan loss provisions	(342.6)	(316.7)	(261.4)	(295.9)	(183.6)	8.2%	86.6%
Services fee income	1,094.5	1,030.6	910.4	813.1	773.5	6.2%	41.5%
Services fee expenses	(337.4)	(313.1)	(275.0)	(257.7)	(234.9)	7.8%	43.6%
Net Service Fee Income	**757.0**	**717.5**	**635.4**	**555.3**	**538.6**	**5.5%**	**40.6%**
Income from insurance activities	110.0	129.9	194.0	164.4	117.9	-15.3%	-6.7%
Administrative expenses	(1,886.1)	(1,805.8)	(1,496.3)	(1,458.7)	(1,299.6)	4.4%	45.1%
Income from financial transactions	**566.1**	**676.6**	**638.2**	**269.5**	**278.9**	**-16.3%**	**103.0%**
Miscellaneous income	76.0	150.4	97.3	108.2	73.9	-49.5%	2.8%
Miscellaneous losses	(70.1)	(150.2)	(103.5)	(96.1)	(109.2)	-53.3%	-35.8%
Non, controlling interests result	(4.3)	(7.6)	(7.7)	(2.8)	(4.0)	-42.6%	7.2%
Income before income tax	**567.6**	**669.3**	**624.3**	**278.8**	**239.5**	**-15.2%**	**137.0%**
Income tax	(185.8)	(137.0)	(187.9)	(110.9)	(64.8)	35.5%	186.6%
Net income for the fiscal period	**381.9**	**532.3**	**436.4**	**167.9**	**174.7**	**-28.3%**	**118.6%**
ROAE	**21.8%**	**31.3%**	**28.6%**	**15.6%**	**27.5%**		
ROAA	**2.6%**	**4.1%**	**4.0%**	**1.8%**	**2.1%**		

Page | 3

Net income in 1Q17 increased 118.6% or AR$207.2 million YoY to AR$381.9 million, and decreased 28.3% or AR$150.4 million QoQ. On a sequential basis, a one-time non-recurring item in each 4Q16 and 1Q17, along with seasonality, impacted the comparability of results. Remember results tend to be lower in the first quarter and accelerate towards the second half of the year. Excluding these non-recurring items net income for the quarter would have declined by only 5.8% sequentially. The Company’s net income is seasonally lower in the first half of every fiscal year compared to the second half. This is mainly due to the impact in expenses since the beginning of the year of the full year salary increases negotiated between the banking associations and the banking employees’ trade union, while revenues grow cumulatively on a monthly basis throughout the year as the loan portfolios season. The 118.6% YoY growth was mainly driven by the following increases: 74.4% in gross financial margin to AR$1.9 billion, from AR$1.1 billion, 40.6% in net service fee income to AR$757.0 million, from AR$538.6 million, and Net Income & ROAE AR$ 41,2 million in net miscellaneous income to 95% 119% AR$5.8 million from a net miscellaneous loss of AR$ 35.3 million in 1Q16. -28% These YoY contributions to net income were partially 1,311 offset by: 31.3% 32.2% 27.5% 26.3% 21.8% 45.1% increase in administrative expenses to 532 AR$1.9 billion from AR$1.3 billion, 382 674 175 86.6% increase in loan loss provisions to AR$342.6 1Q17 4Q16 1Q16 2016 2015 million from AR$183.6 million, 186.6% increase in income tax to AR$185.8 million from AR$64.8 million, and 6.7% decrease in income from insurance activities to AR$110.0 million, from AR$117.9 million, The 28.3% QoQ decrease was mainly due to the following factors: 4.4% or AR$80.0 million increase in administrative expenses to AR$1.9 billion from AR$ 1.8 billion, 1.2% or AR$23.8 million decrease in gross financial margin to AR$1.9 billion, from AR$ 2.0 billion, given the AR$128.1 million gain before income tax from the termination of a real estate trust in 4Q16, 8.2% increase in loan loss provisions to AR$ 342.6 million, from AR$ 316.7 million, reflects the growth of the loan porfolio and the seasonal asset quality pattern of our Consumer Finance Segment, 15.3% decrease in income from insurance activities to AR$110.0 million, from AR$129.9 million, reflecting the decrease in the credit related insurance revenues as a result of the changes introduced by the Central Bank regulations effective Sep 2016”, 35.5% increase in income tax to AR$ 185.8 million from AR$ 137.0 million, and AR$50 million net loss due to impact of the Fx appreciation between the pricing and the settlement of the AR$-denominated Global Term Note equivalent to US$300 million issued in February 2017. These were partially offset by 5.5% increase in net service fee income to AR$757.0 million, from AR$717.5 million ROAA was 2.6% in 1Q17 compared to 2.1% in 1Q16 and 4.1% in 4Q16. Net Income in 1Q17 was impacted by AR$ 50 million net loss due to impact of the Fx appreciation between the pricing and the settlement of the AR$-denominated Global Term Note equivalent to US$300 million issued in February 2017 in addition to the results seasonality. Also 4Q16 results included a AR$128.1 million gain before income tax from the termination of a real estate trust. ROAE was 21.8% in 1Q17 compared to 27.5% in 1Q16 and 31.3% in 4Q16. ROAE in 1Q17 decreased due to the effects mentioned in the above paragraph. P a g e | 4

Gross Financial Margin & NIM

In 1Q17, **gross financial margin** was AR$1.9 billion increasing by 74.4% YoY and decreasing by 1.2% QoQ. **Net interest margin (NIM)** was 18.7% compared to 20.0% in 1Q16 and 20.8% in 4Q16. **Net financial margin** reached 17.7% compared to 17.4% in 1Q16 and 20.4% in 4Q16.



Gross Financial Margin & NIM
74%
-1%
77%
18.7%
20.8%
20.0%
20.6%
18.1%
1,928
1,952
1,106
5,928
3,356
1Q17
4Q16
1Q16
2016
2015

The 74.4% YoY increase in gross financial margin was mainly driven by the following factors:

- A 70.9%, or AR$18.1 billion increase in average earning assets (including repo transactions), while average interest bearing liabilities including low or non-interest bearing deposits rose 60.8%, or AR$16.3 billion (including an 84.1% increase or AR$ 10.0 billion in low cost savings accounts and non-interest bearing checking accounts).
- A 414 basis points decrease in interest paid on interest bearing liabilities and low or non-interest bearing deposits while the average interest rate earned on assets decreased 571 basis points.

The YoY performance is explained by the following factors:

- Higher average volumes in the loan portfolio following the May 2016 IPO,
- The replacement of certain high-interest bearing liabilities with IPO proceeds, including the cancellation at maturity of debt at the holding company level, and
- A reduction commencing April 7, 2016, in the monthly contribution rate banks are required to pay to fund the Deposits Guarantee Fund from 0.06%, to 0.015% returning to the original monthly average of the daily deposits balance.

This was partially offset by:

- Higher average volumes in Deposits following the loan growth supported by the May 2016 IPO, with increases in Savings and Checking Accounts.
- The increase in interest bearing- checking accounts as a result of the new Central Bank regulation issued 6148/17 that allow Banks to pay interest on the amounts deposited in these accounts. They were invested in Central Banks Notes which have lower NIM than the Loan Portfolio,
- A AR$ 50 million net loss due to impact of the Fx appreciation between the pricing and the settlement of the AR$-denominated Global Term Note equivalent to US$300 million issued in February 2017.

The 1.2% QoQ decrease in gross financial margin was mainly due to the combination of the following factors:

- A 18.8%, or AR$6.8 billion increase in average interest bearing liabilities, (including a 23.2% increase, or AR$4.1 billion in low cost savings accounts and checking accounts and non-interest bearing checking accounts), while average earning assets (incl. repo transactions) rose 14.0%, or AR$5.4 billion,
- The increase in low cost interest bearing- special checking accounts was the result of the new Central Bank regulation that allow Banks to pay interest on the amounts deposited in these accounts. These were invested in Central Banks Notes, which have lower spread than the Loan Portfolio,
- The increase in liquidity following the issuance of the AR$ denominated Global Term Note, which was temporarily invested in Central Banks Notes until used to fund loan portfolio growth, which have lower spread than the Loan Portfolio,
-
- A 72 basis points decrease in average interest rate earned on the total loan portfolio excluding trade finance and US$ loans, in line with the decrease in the Badlar rate,
- A AR$ 50 million net loss due to the impact of the Fx appreciation between the pricing and the settlement of the AR$-denominated Global Tern Note equivalent to US$300 million,

Page | 5

- A 79 basis points decrease in the average interest rate paid on interest bearing liabilities excluding deposits denominated in US$, following the declining trend in the Badlar rate in the period,
- Lower regulatory reserve requirements set by the Central Bank in March 2017, decreasing 2%, and
- AR$128.1 million income from the termination of the Supervielle Renta Inmobiliaria Financial Trust registered in 4Q16.

Total NIM contracted 216 bps QoQ to 18.7% from 20.8% in 4Q16, while Loan Portfolio NIM decreased 90 bps QoQ and AR$ loan portfolio NIM contracted 70 bps.

The QoQ decrease in NIM mainly reflects: i) a temporarily higher proportion of Central Bank Notes as investment for the excess liquidity following the issuance of the Medium Term Note and the increase in low cost interest bearing- special checking accounts, which have lower spread than the AR$ Loan Portfolio, ii) a higher average proportion of US$ assets and deposits also with lower spread than the AR$ Loan Portfolio, and iii) some decline in interest rates on AR$ short term loans to corporate customers following the 74 bps decline in the Badlar rate

The Table below provides further information about NIM breakdown corresponding to the Investment Portfolio, Loan Portfolio excluding Foreign Trade and US$ Loans, and the Loan Portfolio.

NIM	1Q17	4Q16	3Q16	2Q16	1Q16
Total NIM	**18.7%**	**20.8%**	**20.0%**	**20.3%**	**20.0%**
AR$ NIM	22.1%	24.1%	22.4%	21.1%	20.4%
U$S NIM	1.0%	2.1%	4.1%	7.6%	12.5%
Loan Portfolio	**20.0%**	**20.9%**	**21.5%**	**20.0%**	**20.0%**
AR$ NIM	23.4%	24.2%	23.9%	21.3%	21.0%
U$S NIM	2.6%	2.2%	1.8%	-2.3%	-5.4%
Loan Portfolio excl. Foreign trade and U$S loans	**24.5%**	**25.2%**	**24.9%**	**21.5%**	**20.9%**
AR$ NIM	23.4%	24.2%	23.9%	21.3%	21.0%
U$S NIM	-0.4%	-1.6%	-2.7%	-7.0%	-10.4%
Investment Portfolio	**10.3%**	**22.0%**	**8.5%**	**20.6%**	**19.1%**
AR$ NIM	15.8%	26.8%	9.7%	15.9%	15.6%
U$S NIM	-8.7%	1.1%	11.3%	59.9%	40.4%

Page | 6

Financial Income

Financial Income (In millions of Argentine Ps.)	1Q17	4Q16	3Q16	2Q16	1Q16	% Change QoQ	% Change YoY
Interest on/from:							
- Loans to the financial sector	27.8	23.1	20.2	15.0	15.5	20.5%	79.6%
- Overdrafts	255.4	255.9	273.2	253.5	213.9	-0.2%	19.4%
- Promissory notes	268.3	284.4	306.1	258.7	238.0	-5.7%	12.7%
- Mortgage loans	5.1	3.1	1.7	2.0	2.1	63.7%	144.2%
- Automobile and other secured loans	3.6	3.5	4.0	4.3	5.4	1.7%	-33.6%
- Personal loans	1,270.6	1,149.4	973.3	789.1	720.2	10.5%	76.4%
- Corporate unsecured loans	224.8	213.6	215.4	184.3	205.8	5.2%	9.3%
- Credit cards loans	456.7	445.6	439.3	433.1	415.7	2.5%	9.9%
- Foreign trade loans & US loans	68.8	60.2	41.7	17.0	11.2	14.3%	514.5%
- Leases	99.4	94.6	95.5	92.3	77.2	5.1%	28.6%
- Other receivables from financial transactions	59.2	77.3	90.0	38.4	13.3	-23.4%	346.4%
Subtotal	**2,739.7**	**2,610.8**	**2,460.4**	**2,087.7**	**1,918.3**	**4.9%**	**42.8%**
Income from:							
- Government and corporate securities	-8.2	12.0	50.9	93.2	22.6	-168.3%	-136.4%
- Funding from Government and Corporate Securities	-4.9	-2.0	-4.0	-5.0	0.0	148.6%	
- Securities issued by the Central Bank	160.1	207.1	118.0	223.6	175.1	-22.7%	-8.5%
- Participation in our securitization trusts	85.5	146.5	55.6	67.5	92.6	-41.6%	-7.7%
Subtotal	**232.6**	**363.6**	**220.6**	**379.3**	**290.2**	**-36.0%**	**-19.9%**
Exchange rate differences of gold and foreign currency	0.0	124.7	76.1	74.2	92.5	-100.0%	-100.0%
Other	263.9	24.4	18.4	15.8	37.7	981.9%	600.8%
Total	**3,236.2**	**3,123.5**	**2,775.5**	**2,557.0**	**2,338.7**	**3.6%**	**38.4%**

Financial income rose by 38.4% YoY to AR$3.2 billion in 1Q17 and 3.6% QoQ.



Financial Income
38%
4%
60%
3,236
3,123
2,339
10,795
6,742
1Q17
4Q16
1Q16
2016
2015

The YoY rise in financial income mainly reflected the following increases:

- 41.0% in the average loan portfolio excluding foreign trade and US$ loans while the average interest rate decreased 80 basis points,
- 687.7% in the average foreign trade and US$ loan portfolio, while the average interest rate decreased 146 basis points
- 33.6% in the average investment portfolio, and
- AR$ 226.2 million gain from other financial income due to higher premium on repo transactions.

The YoY rise in the average loan portfolio excluding foreign trade and US$ loans, which represents 73% of the average balance of Supervielle's interest earning assets, primarily reflects the following increases in average balances:

- 57.0% in personal loans (including the securitized personal loans portfolio, the average balance of personal loans increased 33.8%),
- 50.7% in promissory notes,
- 38.3% in overdraft and
- 36.7% in corporate unsecured loans.

The 687.7% or AR$4.7 billion YoY rise in the average foreign trade and US dollar denominated loan portfolio, followed the industry trend. Reaching a 15.1% of the total average loan portfolio

Page | 7

The average interest rate on total loans excluding foreign trade and US dollar denominated loans decreased 70 basis points to 35.0% in 1Q17, from 35.7% in 1Q16, driven by lower average interest rates in Corporate segment products partially offset by higher average interest rates on personal loans. Higher foreign trade and US dollar denominated loans, promissory notes and overdrafts reflect the growth achieved in the Company’s Corporate Segment portfolio since the IPO. The increase in the personal loans portfolio was driven by growth both in the Consumer Finance Segment and in the Retail Segment. The 3.6% QoQ financial income performance was primarily the result of: A 7.8% increase in the average balance of total loans excluding foreign trade & US dollar denominated loans while the average interest rate declined 72 basis points, A 17.1% increase in the average foreign trade and US$ loan portfolio, and declining average interest rate by 12 basis points, A 3.5% increase in the average balance of the investment portfolio combined with lower yields, and AR$ 239.5 million gain from other financial income due to higher premium on repo transactions. The 7.8% expansion in the average balance of the loan portfolio excluding foreign trade & US dollar denominated loans is mainly explained by the following increases: 8.1% in personal loans (including the securitized personal loans portfolio, the average balance of personal loans increased 6.6%), 21.1% in corporate unsecured loans, and 8.6% in promissory notes. The QoQ 17.1% rise in the average foreign trade and US dollar denominated loans portfolio, followed the industry trend. The average interest rate on the total loan portfolio excluding foreign trade & US dollar denominated loans was 35.0% compared with 35.7% in 4Q16. The average rate of Personal loans increased 109 basis points while the average rate of corporate unsecured loans and promissory notes, decreased 417 bps and 340 bps respectively. The QoQ increase in the average balance of the investment portfolio was mainly explained by the 14.5% increase in the average balance in holdings of Government and Corporate Securities along with the 2.5% increase in holdings of securities issued by the Argentine Central Bank (“Lebacs”), partially offset by a decrease in the average balance of Participation in our securitization trust. As a result, the average balance of the investment portfolio was 11.2% of the average interest earning assets, down from 11.7% in the previous quarter. The average yield on the investment portfolio decreased to 20.7% in 1Q17, from 32.5% in 4Q16. 4Q16 was impacted by the net gain on the cancellation of the Supervielle Renta Inmobiliaria Financial Trust. P a g e | 8

Interest Earning Assets (In millions of Argentine Ps.)	1Q17		4Q16		3Q16		2Q16		1Q16	
	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Investment Portfolio										
Government and Corporate Securities*	1,093.3	-3.0%	954.9	5.0%	1,206.0	15.6%	623.9	56.5%	265.2	34.0%
Participation in our Securitization Trusts	835.7	40.9%	882.2	66.4%	1,204.1	18.4%	1,185.8	22.8%	1,315.7	28.2%
Securities Issued by the Central Bank	2,650.4	24.2%	2,586.9	31.1%	1,029.7	28.5%	2,348.8	35.9%	1,846.4	37.9%
Total Investment Portfolio	**4,579.4**	**20.7%**	**4,423.9**	**32.5%**	**3,439.8**	**20.4%**	**4,158.5**	**35.3%**	**3,427.3**	**33.9%**
Loans										
Loans to the Financial Sector	471.1	23.6%	329.2	28.0%	294.3	27.5%	157.7	38.0%	181.2	34.1%
Overdrafts	2,871.6	35.6%	2,846.6	36.0%	2,767.0	39.5%	2,349.6	43.2%	2,076.0	41.2%
Promissory Notes	4,757.7	22.6%	4,382.4	26.0%	4,367.6	28.0%	3,443.3	30.1%	3,157.7	30.2%
Mortgage loans	91.0	22.6%	44.3	28.4%	30.1	22.6%	41.5	19.7%	47.1	17.9%
Automobile and Other Secured Loans	70.8	20.3%	65.7	21.5%	74.1	21.7%	80.0	21.5%	96.2	22.5%
Personal Loans	10,515.6	48.3%	9,731.6	47.2%	8,155.3	47.7%	7,382.5	42.7%	6,700.0	43.0%
Corporate Unsecured Loans	3,259.3	27.6%	2,690.6	31.8%	2,427.0	35.5%	2,170.6	34.0%	2,384.9	34.5%
Credit Card Loans	6,237.1	29.3%	6,168.5	28.9%	5,732.6	30.7%	5,632.0	30.8%	5,420.9	30.7%
Receivables from Financial Leases	1,614.9	24.6%	1,473.5	25.7%	1,426.8	27.0%	1,243.3	29.6%	1,127.1	27.5%
Total Loans excl. Foreign trade and U$S loans	**29,889.1**	**35.0%**	**27,732.4**	**35.7%**	**25,274.8**	**36.9%**	**22,500.4**	**36.1%**	**21,191.2**	**35.7%**
Foreign Trade Loans & U$S loans	5,328.6	5.2%	4,551.3	5.3%	3,123.0	5.3%	1,152.5	5.9%	676.5	6.6%
Total Loans	**35,217.6**	**30.4%**	**32,283.7**	**31.4%**	**28,397.8**	**33.4%**	**23,653.0**	**34.7%**	**21,867.7**	**34.8%**
Other Receivables from Financial Transaction	1,140.7	20.8%	1,211.0	25.5%	1,219.6	29.5%	335.7	45.9%	92.3	56.9%
Total Interest.Earning Assets	**40,937.7**	**29.1%**	**37,918.6**	**31.4%**	**33,057.3**	**32.4%**	**28,147.1**	**35.1%**	**25,387.3**	**34.8%**
Net repo transactions	2,620.6		288.8		529.4		136.3		97.5	
Total Interest.Earning Assets with Repo transactions	**43,558.3**		**38,207.3**		**33,586.6**		**28,283.4**		**25,484.8**	

* Average Government and Corporate Securities balances in 1Q17 included average AR$ 875.9 million of Argentine Treasury Notes denominated in US dollars (3% interest rate) and average AR$ Government and Corporate Securities by AR$217.4.

Financial Expenses

Financial expenses increased 6.1% YoY to AR$1.3 billion in 1Q17, reflecting a 60.8% increase in average interest-bearing liabilities and low or non-interest bearing deposits, (including a 84.1% increase in low cost savings accounts and checking account and non-interest bearing checking accounts), combined with a 414 basis points decrease in the average nominal rate. Additionally, other financial expenses decreased 15.2% despite a 47.0% increase in turnover tax, as the tax was offset by a reduction in the monthly contribution rate banks are required to pay to fund the Deposits Guarantee Fund.



Financial Expenses
0%
12%
44%
1,308
1,172
1,233
4,867
3,386
1Q17
4Q16
1Q16
2016
2015

The 60.8% YoY rise in average interest-bearing liabilities and low or non-interest bearing deposits to AR$43.2 billion in 1Q17 was mainly due to the following increases:

- 66.5%, or AR$ 4.1 billion, in low cost savings accounts
- 157.4%, or AR$3.7 billion, in the average balance of borrowings from other financial institutions and medium term negotiable obligations to AR$ 6.0 billion reflecting the Bank's issuance of a Global Term Note in February 2017,
- 202.7%, or AR$ 2.5 billion in interest bearing- checking accounts following the new Central Bank regulation that allows Banks to pay interest on the amounts deposited in these accounts,
- 22.2%, or AR$2.5 billion, in the average balance of time deposits reaching AR$13.9 billion,
- 21.6%, or AR$ 2.3 billion, increase in AR$ Time Deposits, and
- 30.4%, or AR$ 241 million, in foreign currency time deposits.

Page | 9

Financial Expenses (In millions of Argentine Ps.)	1Q17	4Q16	3Q16	2Q16	1Q16	% Change QoQ	% Change YoY
Interest on:							
- Checking and Savings Accounts	55.9	1.1	0.9	1.1	1.5	5091.9%	3578.8%
- Time Deposits	616.3	766.0	772.3	801.1	731.5	-19.5%	-15.8%
- Other Liabilities from Financial Transactions	289.5	71.7	86.2	98.8	102.5	303.9%	182.5%
- Financing from the Financial Sector	65.1	120.4	92.3	96.5	73.3	-46.0%	-11.2%
- Subordinated Loans and Negotiable Obligations	33.3	33.4	32.4	30.9	31.4	-0.4%	5.9%
Other*	248.3	179.3	224.9	224.2	292.9	38.5%	-15.2%
Total	**1,308.3**	**1,171.9**	**1,209.0**	**1,252.6**	**1,233.1**	**11.6%**	**6.1%**

*Other includes in 1Q17: Turnover Tax expenses by AR$225 million, Premium on forward transactions approx. AR$ 2.2 million losses, and Deposits Guarantee Fund expenses approx. AR$ 19 million and AR$ 1 million on FX net losses (includes the AR$ 50 million net loss from the issuance of the AR$ denominated Global Term Note).

The average interest rate paid on interest bearing liabilities and low or non-interest bearing deposits decreased 414 basis points to 9.9% in 1Q17, from 14.0% in 1Q16, mainly reflecting:

- A 84.1%, or AR$ 10.0 billion, increase in the amount of low or non-interest bearing deposits, while interest bearing AR$ time deposits increased 21.6%, or AR$ 2.3 billion, and interest bearing foreign currency time deposits increased 30.4%, or AR$241 million,
- An 823 basis points decrease in the average interest rate on AR$ time deposits to 19.3% consistent with the lower average Badlar rate and a 187 basis points decrease in the average interest rate of foreign currency time deposits to 0.5%, and
- A 650 basis points decrease in the average interest rate on borrowings from other financial institutions and unsubordinated negotiable obligations.

Other expenses decreased 15.2%, as the increase in turnover tax expense resulting from higher financial income, was more than offset by a reduction in the monthly contribution rate that banks are required to pay to fund the Deposits Guarantee Fund and a reduction in hedging costs. A higher proportion of foreign trade and US dollar denominated loans reduced the need to enter into forward agreements to hedge foreign currency liabilities. Moreover, assets in US dollars exceeded liabilities in US dollars.

Financial expenses increased 11.6% QoQ, to AR$1.3 billion in 1Q17, reflecting a 18.8% increase in average interest-bearing liabilities and low or non-interest bearing deposits, (including a 23.2% increase in low cost savings accounts and checking account and non-interest bearing checking accounts), combined with a 108 basis points decrease in the average nominal rate. Additionally, other financial expenses increased 38.5% due to a 8.6% increase in turnover tax, and a AR$ 50 million Fx loss resulting from the impact of the appreciation of the AR$ against the US dollar, between the pricing and the settlement of the AR$-denominated Global Term Note equivalent to US$300 million.

The 18.8% QoQ rise in average interest-bearing liabilities and low or non-interest bearing deposits to AR$43.2 billion in 1Q17 was mainly due to the following increases:

- 88.0% or AR$2.8 billion, in the average balance of borrowings from other financial institutions and medium term negotiable obligations to AR$ 6.0 billion due to the Bank's issuance of a Global Term Note in February 2017,
- 14.0%, or AR$ 1.3 billion, in low cost savings accounts, and
- 50.8% or AR$ 1.3 billion in interest bearing- checking accounts reflecting the new Central Bank regulation that allow Banks to pay interest on the amounts deposited in these accounts.

This was partially offset by a 1.8%, or AR$234 million decrease, in the average balance of AR$ time deposits reaching AR$12.8 billion

Page | 10

Interest Bearing Liabilities (In millions of Argentine Ps.)	1Q17		4Q16		3Q16		2Q16		1Q16	
	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Time Deposits	**13,875.4**	**17.9%**	**14,016.2**	**21.9%**	**12,571.8**	**24.6%**	**11,908.1**	**26.9%**	**11,351.5**	**25.8%**
AR$ Time Deposits	12,842.7	19.3%	13,076.2	23.4%	11,788.5	26.1%	11,196.5	28.6%	10,559.8	27.5%
Fx Time Deposits	1,032.7	0.5%	940.0	1.0%	783.3	0.8%	711.6	1.0%	791.7	2.4%
Borrowings from Other Fin. Inst. & Unsub Negotiable Obligations	**6,018.6**	**23.6%**	**3,201.3**	**24.0%**	**2,390.6**	**29.9%**	**2,157.6**	**36.2%**	**2,338.3**	**30.1%**
Subordinated Loans and Negotiable Obligations	**1,368.8**	**9.7%**	**1,345.5**	**9.9%**	**1,303.4**	**9.9%**	**1,235.4**	**10.0%**	**1,256.3**	**10.0%**
Total Interest. Bearing Liabilities	**21,262.8**	**19.0%**	**18,563.0**	**21.4%**	**16,265.9**	**24.2%**	**15,301.2**	**26.9%**	**14,946.1**	**25.1%**
Low & Non-Interest Bearing Deposits										
Savings Accounts	**10,286.2**	**0.0%**	**9,021.6**	**0.0%**	**7,732.9**	**0.0%**	**6,793.9**	**0.1%**	**6,176.9**	**0.1%**
AR$ Savings Accounts	7,773.7	0.0%	7,200.2	0.0%	6,357.8	0.0%	5,756.5	0.1%	5,455.0	0.1%
Fx Savings Accounts	2,512.5	0.0%	1,821.4	0.0%	1,375.1	0.0%	1,037.4	0.1%	721.9	0.1%
Special Checking Accounts	**3,780.5**	**5.8%**	**2,507.5**	**0.0%**	**1,880.2**	**0.0%**	**1,359.5**	**0.0%**	**1,248.9**	**0.0%**
AR$ Savings Accounts	3,780.5	5.8%	2,507.5	0.0%	1,880.2	0.0%	1,359.5	0.0%	1,248.9	0.0%
Fx Savings Accounts	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Checking Accounts	7,840.7		6,257.1		5,705.2		5,143.7		4,471.4	
AR$ Checking Accounts	6,018.6		5,629.7		4,913.6		4,357.3		4,269.8	
Fx Checking Accounts	1,822.1		627.4		791.6		786.4		201.6	
Total Low & Non-Interest Bearing Deposits	**21,907.5**		**17,786.3**		**15,318.3**		**13,297.0**		**11,897.2**	
Total Interest. Bearing Liabilities & Low & Non-Interest Bearing Deposits	**43,170.2**	**9.9%**	**36,349.3**	**10.9%**	**31,584.2**	**12.5%**	**28,598.2**	**14.4%**	**26,843.3**	**14.0%**

The average interest rate paid on interest bearing liabilities and low or non-interest bearing deposits decreased 108 basis points to 9.9% in 1Q17, from 10.9% in 4Q16, mainly reflecting:

- A 23.2%, or AR$ 4.1 billion, increase in the amount of low or non-interest bearing deposits, a 1.8% decrease in interest bearing AR$ time deposits while interest bearing foreign currency time deposits increased 9.9%,
- A 411 basis points decrease in the average interest rate on AR$ time deposits to 19.3%, and a 48 basis points decrease in the average interest rate of foreign currency time deposits to 0.5%, and
- A 44 basis points decrease in the average interest rate on borrowings from other financial institutions and unsubordinated negotiable obligations.

Net Service Fee Income

Net service fee income for 1Q17 totaled AR$757.0 million, increasing 40.6% YoY and 5.5% QoQ.

The main contributors to services fee income in 1Q17 were deposit accounts and debit & credit cards, representing shares of 28% and 34% of the total, respectively.



Net Service Fee Income
19%
41%
6%
757
718
539
2,447
2,057
1Q17
4Q16
1Q16
2016
2015

The 41.5% YoY rise in service fee income was driven mainly by the following increases:

- 49.4% in credit and debit cards reflecting higher business volumes as well as an increase in fee pricing as per current Central Bank regulations. On March 21, 2016, the Central Bank eliminated prior authorization requirements to charge fees for new products and other fee increases. As a transition, a 20% increase in all banking charges was authorized starting June 1, 2016, and fully liberated from September 2016 onwards.
- 59.9% in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account following fees deregulation by Central Bank, and
- 127.5% in Other commissions due to higher commissions charged on Foreign trade transactions, higher commissions billed on health plans offered by Espacio Cordial.

These increases were partially offset by:

- 43.2% YoY decline in Fees on insurance services amounted to AR$59.6 million d resulting from the regulatory changes introduced by the Central Bank in March, 2016 and effective September 1, 2016,

Page | 11

prohibiting financial institutions from charging individuals any fee and/or charge associated with credit related insurance policies. This resolution also specifies that financial institutions must purchase life insurance on debit balances or alternatively, self-insure the risk of death and permanent total disability of their clients. As a result, since September 1, 2016 Banco Supervielle and Cordial Compañía Financiera self-insure these risks and no longer contract new credit related insurances.

- 99,4% decrease in Financial Agent fees for the Province of San Luis, On October 10, 2016 Banco Supervielle relinquished its right to receive an "agency" fee from the Province, followed by the termination by the Province of San Luis of the Financial Agency Agreement effective February 28, 2017.

The 6.2% QoQ rise in service fee income is explained by the following increases:

- 12.5% in deposit account commissions, totaling AR$ 307.4 million, driven by higher business volumes along with higher fee pricing following the full deregulation of fees starting September, 2016, and
- 15.5% in other fees due to higher commissions billed on healthy plans offered by Espacio Cordial among others.

Service fee expenses increased 43.6% YoY to AR$337.4 million in 1Q17, primarily due to the following increases: i) 29.3% in Commissions paid because of higher business volumes, ii) 81.4% in promotions related to credit cards issued by the Bank and CCF and iii) 42.1% in turnover tax.

On a QoQ basis, service fee expenses rose 7.8%, as a consequence of higher expenses associated with Supervielle fidelity program partially offset by lower fees on promotions related to credit cards issued by the Bank.

Net Service Fee Income (In millions of Argentine Ps.)	1Q17	4Q16	3Q16	2Q16	1Q16	% Change QoQ	% Change YoY
Income from:							
Deposit Accounts	307.4	273.2	241.8	218.2	192.2	12.5%	59.9%
Loan Related	36.7	43.0	39.7	35.6	33.0	-14.5%	11.3%
Credit and Debit Cards	368.8	365.8	312.8	262.8	246.8	0.8%	49.4%
Insurance	59.6	53.9	39.3	36.4	105.0	10.6%	-43.2%
Check Administration Commission	48.7	45.5	46.5	51.2	35.4	6.9%	37.6%
Safe Deposit Box	28.1	25.9	23.0	21.4	20.7	8.7%	35.8%
Receivables from Financial Leases	24.9	26.6	18.1	20.3	13.2	-6.4%	88.7%
Financial Agent for the Province of San Luis	0.2	0.1	4.1	25.1	20.6	39.7%	-99.2%
Payments to Retirees	7.5	6.6	6.6	6.9	7.8	14.2%	-3.6%
Mutual Funds Management	42.5	42.8	41.9	31.2	24.0	-0.7%	77.6%
Other	170.0	147.2	136.5	104.0	74.7	15.5%	127.5%
Total Fee Income	**1,094.5**	**1,030.6**	**910.4**	**813.1**	**773.4**	**6.2%**	**41.5%**
Total Fee Expenses	**337.4**	**313.1**	**275.0**	**257.7**	**234.9**	**7.8%**	**43.6%**
Net Services Fee Income	**757.0**	**717.5**	**635.4**	**555.3**	**538.5**	**5.5%**	**40.6%**

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By year end 2015, it began issuing credit-related policies substantially growing its business since then, partly through the growth of the loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third party insurance company. However, as mentioned above, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are self-insuring against these risks and no longer contract new credit related insurances.

Income from insurance activities for 1Q17 amounted to AR$110.0 million, representing a 6.7% YoY decrease and 15.3% QoQ decrease.

Page | 12

In terms of gross written premiums, credit-related policies, such as life insurance and total and permanent disability insurance for debit balances decreased 20.3% in the quarter. Other non-credit related policies, such as protected bag insurance decreased 0.4% QoQ and rose 30.7% YoY, while policies related to life insurance grew 6.3% QoQ and 60.2% YoY.

Loan Loss Provisions

Loan loss provisions totaled Ps.342.6 million in 1Q17, up 86.6% YoY and 8.2% QoQ.

The 86.6% YoY increase in loan loss provisions reflects the 71.0% growth of the loan portfolio, and the deterioration in asset quality mostly in the Consumer Finance segment. The 8.2 QoQ increase in loan loss provisions reflects the 6.6% growth of the loan portfolio, and the seasonal deterioration in asset quality mostly in the Consumer Finance segment. This reflects the normal pattern of Consumer Finance Segment that tends to have higher delinquency rates in the first months of the year and later falls as salary bargaining agreements catch up with inflation improving consumers' disposable income and their ability to pay their bills. These increase come along with higher gross intermediation margin of 143.8% YoY and 26.9% QoQ. Please see "Consumer Finance Segment" full disclosure

The **NPL ratio** increased to 2.9% in 1Q17 from 2.8% in 4Q16, while allowances as a percentage of non-performing loans remained stable at 87% in 1Q17 and 4Q16, but increased from 83.9% in 1Q16.

The charts below show managerial information with respect to the evolution of 30-180 days delinquency rates in the Company's Consumer Finance Segment portfolio:



30+ Lagged delinquency - Personal Loans[1]
14%
13%
12%
11%
10%
9%
8%
7%
6%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2013
2014
2015
2016
2017



30+ Lagged delinquency - Credit Cards[1]
14%
12%
10%
8%
6%
4%
2%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2013
2014
2015
2016
2017

[1] Lagged delinquency measures the real delinquency of the portfolio, without taking into account disbursements made in recent months. The delinquency on any one bucket is matched with the portfolio that originated such delinquency. Thus, the delinquency ratio for the portfolio in the 30-180 delinquency bucket as of March 2017, is calculated using in the denominator the portfolio outstanding as of January 2017.

Efficiency & Administrative Expenses



67.5%
64.5%
73.8%
67.5%
76.2%
1,886
1,806
1,300
6,060
4,261
1Q17
4Q16
1Q16
2016
2015
Administrative Expenses
Efficiency Ratio

The **efficiency ratio** improved 627 basis points to 67.5% in 1Q17, from 73.8% in 1Q16 reflecting higher financial income from the strong growth in the loan portfolio as the Company deploys its IPO capital and is leveraging its infrastructure.

On a QoQ basis, the efficiency ratio increased 297 basis points from 64.5% in 4Q16 reflecting the seasonality mentioned in section "Net Income". The main drivers were the decrease in gross financial margin in the quarter combined with salary increases agreed upon between the Bank and banking employee's trade union during the first quarter of the year. Additionally, a 1.3% QoQ increase in the Company´s headcount to support future growth resulted in higher personnel expenses contributing to this impact.

Administrative expenses totaled AR$1.9 billion, rising 45.1% YoY mainly due to increases of 37.1% in non-personnel administrative expenses and 49.3% in personnel expenses.

The YoY rise in **non-personnel administrative expenses** to AR$607.3 million was mainly driven by the following increases:

- 35.9% in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$279.0 million in 1Q17, and
- 47.7% in taxes reflecting higher taxes on real estate, security service expenses and maintenance as well as higher tax charge on the debit and credit accounts.

Page | 13

On a QoQ basis, non-personnel administrative expenses decreased 5.5% or AR$ 35.1 million, mainly due to 42.2% decrease in advertising and publicity expenses

The 49.3% YoY increase in **personnel expenses** was mainly the result of:

- A 23.5% rise in the average salary of the Bank's personnel, resulting from the collective bargaining agreement between Argentine banks, and the labor union reached in 1Q17. This agreement determined an increase of 19.5% corresponding the forward looking inflation in 2017 and additional amount in the range of 4% increase as a recognition for the past inflation,
- The payment of an extraordinary amount in January 2017 under the agreement reached between Argentine banks and the labor unions,
- A 3.4% increase in the employee base reaching 5,049 to support growth, particularly at the bank.

The 9.9% QoQ increase in personnel expenses was also due to the abovementioned agreement and the 1.3% increase in the employee base, while year-end performance bonuses paid in 4Q16 mitigated the impact from the increase in salaries.

Administrative Expenses (In millions of Argentine Ps.)	1Q17	4Q16	3Q16	2Q16	1Q16	% Change QoQ	% Change YoY
Personnel Expenses	1,278.8	1,163.3	934.6	905.2	856.5	9.9%	49.3%
Directors' and Statutory Auditors' Fees	8.1	25.6	15.2	27.4	5.7	-68.3%	42.2%
Other Professional Fees	84.3	76.5	78.1	72.4	59.4	10.2%	41.9%
Advertising and Publicity	49.2	85.2	57.5	41.6	42.2	-42.3%	16.5%
Taxes	128.5	125.0	105.8	134.3	87.0	2.8%	47.7%
Depreciation of Premises and Equipment	27.7	24.3	20.4	19.3	17.5	13.9%	57.7%
Amortization of other Intangibles	30.6	29.6	28.6	27.1	25.9	3.3%	18.2%
Other	279.0	276.3	256.0	231.2	205.3	1.0%	35.9%
Total Administrative Expenses	**1,886.1**	**1,805.8**	**1,496.3**	**1,458.7**	**1,299.6**	**4.4%**	**45.1%**
Total Employees	5,049	4,982	4,911	4,910	4,884	1.3%	3.4%
Branches & Sales Points	321	325	325	325	325	-1.2%	-1.2%
Efficiency Ratio	**67.5%**	**64.5%**	**62.5%**	**72.1%**	**73.8%**		

Other Income (Loss), Net

During 1Q17 Supervielle reported **Other income, net** of AR$5.8 million compared with Other loss net of AR$35.3 million in 1Q16 and a net gain of AR$ 0.3 million in 4Q16. This QoQ increase was due to lower expenses from the agreement with the Social Security National Administration (ANSES) related to senior citizen payments and lower provisions for loan losses related to other loans partially offset by lower loan recovery and disaffected provisions for loan losses in 1Q17.

Income Tax

The corporate income tax rate in Argentina is 35%. As per Central Banks accounting regulations, Supervielle does not recognize deferred tax credits or liabilities in its main subsidiaries (the Bank and CCF). Accordingly, the effective tax rate could vary from quarter to quarter not only for non-taxable income or non-deductible expenses, but also due to the timing in which those results are recognized for tax purposes. Over the longer term, the effective rate is anticipated to be between 30% to 35%.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. For example, at the holding company, financial expenses could not be offset with taxable income while having debt securities outstanding and no material source of taxable income. Following the IPO, income from proceeds temporarily retained at the holding company, may allow Supervielle to more than offset financial expenses paid through this vehicle and use tax credits from previous years, which in turn are expected to lower the effective tax rate.

Income tax in 1Q17 was AR$185.8 million, above the AR$64.8 million in 1Q16 and up from AR$137.0 million in 4Q16. This QoQ increase is mainly due to higher effective tax rate reflecting the increase in provisions for loan losses in 1Q17. Loan loss provisions are typically deducted on a lagged basis from taxable income and as a

Page | 14

result, the effective tax rate is higher for the reported quarter, which then is lowered in subsequent periods within the same fiscal year when impaired loans are recovered or otherwise allowed to be deducted. The YoY increase in income tax was due to higher pre-tax income, and higher effective tax rate. Moreover, in 1Q17 the return on liquid investments from cash retained at the holding company level, allowed Supervielle to use tax loss carry-forwards from previous fiscal-years, thus reducing its effective tax rate. P a g e | 15

REVIEW OF CONSOLIDATED BALANCE SHEET

Loan Portfolio

The **gross loan portfolio**, including loans and financial leases on the balance sheet, amounted to AR$39.8 billion, increasing 71.0% YoY and 6.6% QoQ. Including the securitized portfolio, total gross loans amounted to AR$41.2 billion increasing by 62.5% YoY and 6.0% QoQ.

Loan & Financial Leases Portfolio	mar 17	dec 16	sep 16	jun 16	mar 16	% Change QoQ	% Change YoY
On Balance Sheet							
To the non-financial public sector	**36.2**	**4.3**	**44.9**	**6.2**	**5.7**	**740.1%**	**537.5%**
To the financial sector	**423.4**	**473.4**	**366.5**	**296.1**	**156.0**	**-10.6%**	**171.4%**
To the non-financial private sector and foreign residents (before allowances):	**37,631.9**	**35,317.9**	**29,940.4**	**25,701.1**	**21,951.9**	**6.6%**	**71.4%**
Overdrafts	3,756.8	3,110.1	2,771.9	2,470.9	2,053.7	20.8%	82.9%
Promissory notes	8,832.6	9,426.6	7,300.9	6,742.8	5,585.6	-6.3%	58.1%
Mortgage loans	122.6	78.1	25.4	39.1	43.9	57.1%	179.2%
Automobile and other secured loans	102.9	65.1	69.4	77.2	87.1	58.1%	18.1%
Personal loans	11,208.7	9,916.8	9,047.0	7,550.1	7,150.2	13.0%	56.8%
Credit card loans	6,842.8	6,678.6	5,957.7	5,890.1	5,752.2	2.5%	19.0%
Foreing trade loans & U$S loans	5,883.3	5,311.5	4,048.0	2,342.2	722.5	10.8%	714.3%
Others	882.2	731.3	720.2	588.7	556.7	20.6%	58.5%
Less: allowance for loan losses	-998.0	-899.1	-800.6	-697.3	-528.1	11.0%	89.0%
Total Loans	**37,093.4**	**34,896.5**	**29,551.2**	**25,306.1**	**21,585.5**	**6.3%**	**71.8%**
Receivables from financial leases	1,679.7	1,516.2	1,374.7	1,374.0	1,147.8	10.8%	46.3%
Accrued interest and adjustments	32.7	26.9	25.2	32.0	21.6	21.6%	51.1%
Less: allowance	-18.7	-15.3	-14.3	-17.5	-13.7	22.3%	36.4%
Total Financing on Balance Sheet	**38,787.0**	**36,424.4**	**30,936.8**	**26,694.6**	**22,741.2**	**6.5%**	**70.6%**
Securitized Loan Portfolio							
Personal loan portfolio outstanding in each of the financial trusts	1,361.3	1,436.5	1,455.3	1,970.5	1,881.9	-5.2%	-27.7%
Allowances	-73.1	-69.4	-57.9	-65.9	-60.4	5.3%	21.1%
Receivables from financial leases outstanding in each of the financial trusts	-	47.4	57.5	69.9	167.7	-	-
Allowances	-	-1.0	-1.1	-1.3	-3.4	-	-
Total Securitized Loan Portfolio	**1,288.2**	**1,413.5**	**1,453.8**	**1,973.3**	**1,985.8**	**-8.9%**	**-35.1%**
Total Financing	**40,075.3**	**37,837.9**	**32,390.5**	**28,667.9**	**24,727.0**	**5.9%**	**62.1%**

Loans to the non-financial private sector and financial leases rose by 70.2% YoY and 6.7% QoQ.

The YoY performance was mainly driven by the following increases:

- 714.3%, or AR$5.2 billion in foreign trade and US dollar denominated loans.
- 56.8%, or AR$4.1 billion in personal loans,
- 58.1%, or AR$3.2 billion in promissory notes,
- 82.9%, or AR$1.7 billion in overdrafts, and
- 19.0%, or AR$1.1 billion in credit cards loans,

The main drivers behind the QoQ performance was:

- 13.0%, or AR$1.3 billion, increases in Personal Loans
- 20.8%, or AR$ 646.7 million increases in Overdrafts,


62,5%
41,165
1,361
39,804
6.0%
38,823
37,339
16.7%
33,264
31,752
13.0%
29,450
2,040
27,409
16.3%
25,332
2,050
23,283
mar 17
dec 16
sep 16
jun 16
mar 16
Loans & Leasing
Securitized loan portfolio

Page | 16

- 10.8%, or AR$571.8 million, increase in foreign trade and US dollar denominated loans,
- 6.3%, or AR$594.0 million, decrease in promissory notes in factoring transactions, and
- 57.1%, or AR$44.5 million increase in mortgages.

The charts below show the evolution of the loan book over the past five quarters broken down by segment.



Corporate
124.5%
19,202
5.1%
18,267
19,202
18,220
29.5%
14,105
14,049
22.8%
11,483
11,415
34.3%
8,552
8,388
mar-17
dec 16
sep 16
jun 16
mar 16



Retail
25.7%
16,033
15,501
7.2%
14,955
14,135
8.0%
13,849
13,004
5.8%
13,092
11,748
2.7%
12,751
11,201
mar-17
dec 16
sep 16
jun 16
mar 16
Loans
Loans (inc. Securitized loan portfolio)



Consumer Finance
71.0%
5,452
4,696
18.7%
4,591
4,044
16.7%
3,936
3,384
12.6%
3,497
2,966
9.7%
3,189
2,917
mar-17
dec 16
sep 16
jun 16
mar 16

Asset Quality

Allowances as a percentage of non-performing loans increased to 87.0% as of March 2017, from 83.9% as of March 2016 and remained stable from the December 2016 level of 87.1%.

Cost of Risk was 3.9% in 1Q17, compared to 3.4% in 1Q16 and remained unchanged from 4Q16.

The YoY and QoQ increase in cost of risk are mainly explained by: i) regulatory provisions (equivalent to 1% of new loans at inception, and ii) increases in Non-performing loans given the seasonal increase in Consumer Finance segment.



5.0%
2.9%
2.8%
3.0%
3.1%
2.7%
2.5%
2.4%
2.5%
2.6%
2.3%
mar 17
dic 16
sep 16
jun 16
mar 16
Allowances as a % of Total Loans
NPL as a percentage of Total Loans
Cost of Risk

The **total NPL ratio** increased to 2.9% in 1Q17, from 2.7% in March 2016 and from 2.8% in December 2016.

The 17 basis points YoY increase in the total NPL ratio is the result of higher NPL ratio in both, the retail and consumer finance segments, partially offset by the improvement in the Corporate Portfolio that accounts 47% of the total loan portfolio.

The 13 basis points QoQ increase in the total NPL ratio is the result of higher NPL ratios in both, the retail and consumer finance segment while Corporate Portfolio NPL ratio remained stable.

Retail loans posted an NPL ratio of 3.5% in 1Q17, increasing from 2.7% in 1Q16, but improving from 3.7% in 4Q16. This YoY performance was mainly driven by an increase in the Credit Card NPL ratio to 3.6% in March 2017 from 3.0% in March 2016 and an increase in Personal Loans NPL ratio to 3.5% in March 2017 from 2.3% in March 2016. In March 2016, Supervielle changed its write-off policy, accelerating the write-off to 270 days delinquency from 360 days previously. The QoQ performance was mainly explained by a decrease in the Credit Card NPL ratio from 3.7% in December 2016 and a decrease in the Personal Loans NPL ratio from 3.7% in December 2016.

The Consumer Finance Segment reported an NPL ratio of 11.3% in 1Q17 representing an increase from 10.7% in the previous quarter and from 8.6% in 1Q16. This reflects the normal pattern of the Consumer Finance Segment that tends to have higher delinquency rates in the first months of the year and later declines as salary bargaining agreements catch up with inflation improving consumers' disposable income and their ability to pay their bills. These increase came along with higher gross intermediation margin in 1Q17, up 143.8% YoY and 26.9% QoQ. Please see "Consumer Finance Segment" full disclosure pg. 26

Page | 17

Asset Quality (In millions of Argentine Ps.)	mar 17	dec 16	sep 16	jun 16	mar 16	% Change QoQ	% Change YoY
Commercial Portfolio	19,601.3	18,927.8	14,972.8	12,256.0	8,818.7	4%	122%
Non-Performing	35.2	41.7	27.8	56.5	55.2	-15%	-36%
Consumer Portfolio[1]	20,853.1	19,110.3	17,329.4	15,599.1	14,967.9	9%	39%
Non-Performing	1,140.8	1,014.3	948.3	810.1	596.0	12%	91%
Total Portfolio	40,454.5	38,038.0	32,302.2	27,855.1	23,786.6	6%	70%
Non-Performing[2]	1,176.0	1,055.9	976.1	866.6	651.2	11%	81%
Total Non-Performing / Total Portfolio	**2.9%**	**2.8%**	**3.0%**	**3.1%**	**2.7%**		
Total Allowances	1,023.2	920.2	817.3	720.7	546.7	11%	87%
Coverage Ratio	**87.0%**	**87.1%**	**83.7%**	**83.2%**	**83.9%**		

1-includes retail and consumer finance portfolios
2- Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

NPL Ratio by Product & Segment	mar 17	dec 16	sep 16	jun 16	mar 16
Corporate Segment	**0.2%**	**0.2%**	**0.2%**	**0.5%**	**0.7%**
Retail Segment	**3.5%**	**3.7%**	**3.8%**	**3.7%**	**2.7%**
Personal Loans	3.5%	3.7%	3.7%	3.6%	2.3%
Credit card loans	3.6%	3.7%	4.1%	3.8%	3.0%
Consumer Finance Segment	**11.3%**	**10.7%**	**11.4%**	**11.1%**	**8.6%**
Personal Loans	15.0%	14.6%	15.2%	14.8%	11.3%
Credit card loans	6.8%	6.3%	7.1%	7.4%	5.7%
Total	**2.9%**	**2.8%**	**3.0%**	**3.1%**	**2.7%**

Page | 18

Analysis of the Allowance for Loan Losses					
(In millions of Argentine Ps.)	mar 17	dec 16	sep 16	jun 16	mar 16
Balance at the beginning of the year	920.2	638.6	638.6	638.6	638.6
Provisions charged to income	342.6	1,057.6	741.0	479.6	183.6
Write-offs and reversals	-239.6	-776.1	-562.3	-397.5	-275.6
Other adjustments					
Balance at the end of year	**1,023.2**	**920.2**	**817.3**	**720.7**	**546.7**
Provisions charged to income					
Promissory notes	10.2	58.6	41.6	36.2	1.4
Unsecured corporate loans	13.6	34.9	24.8	22.2	-0.3
Overdrafts	17.0	67.7	48.1	25.1	10.2
Mortgage loans	-	2.3	1.7	1.1	0.2
Automobile and other secured loans	1.0	1.5	1.1	0.9	0.6
Personal loans	213.5	542.8	381.2	218.9	96.1
Credit cards loans	72.4	231.4	158.6	121.6	66.3
Foreign Trade Loans	2.8	67.7	48.1	0.1	1.4
Other financings	5.5	14.9	10.7	37.8	1.6
Other receivables from financial transactions	1.6	11.5	8.1	4.1	0.8
Receivables from financial leases	4.9	24.2	17.2	11.5	5.3
Total	**342.6**	**1,057.6**	**741.0**	**479.6**	**183.6**
Write-offs and reversals					
Promissory notes	-10.0	-40.0	-29.5	-26.8	-6.3
Unsecured corporate loans	-9.8	-39.5	-29.0	-26.4	-4.3
Overdrafts	-8.2	-32.9	-24.2	-22.0	-16.4
Mortgage loans	-	-	-	-	-0.2
Automobile and other secured loans	-0.7	-2.6	-1.9	-1.8	-1.3
Personal loans	-137.7	-372.8	-269.9	-152.1	-110.0
Credit cards loans	-63.7	-254.1	-182.6	-147.5	-115.7
Foreign Trade Loans	-	-	-	-	-3.4
Other financings	-4.6	-14.4	-10.7	-7.8	-11.9
Other receivables from financial transactions	-1.8	-7.3	-5.4	-4.9	-1.2
Receivables from financial leases	-3.1	-12.4	-9.1	-8.3	-4.8
Total	**-239.6**	**-776.1**	**-562.3**	**-397.5**	**-275.6**

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders' equity, increased 86.1% YoY and 21.2% QoQ.

Deposits denominated in foreign currency increased 307.2% YoY and accounted for 21.6% of total deposits in 1Q17 compared to 8.0% in 1Q16. This YoY increase is ahead of industry growth of 144.6%, which account for 26.1% share of total deposits. In the year-ago quarter, foreign currency deposits represented 15.0% of total deposits. This accelerated growth in US dollar denominated deposits reflects the success of the Tax Amnesty Program.

On a QoQ basis, US dollar denominated deposits rose 16.8% increasing their share of total deposits to 21.6% from 20.6%. Industry US dollar denominated deposits increased 41.7% and represented a 26.1% share of total deposits, up from 20.5% in 4Q16.

Page | 19

Funding						% Change	
(In millions of Argentine Ps.)	mar 17	dec 16	sep 16	jun 16	mar 16	QoQ	YoY
Deposits							
Non-Financial Public Sector	**3,862.6**	**2,587.3**	**1,977.9**	**3,124.9**	**2,503.1**	**49.3%**	**54.3%**
Financial Sector	**9.1**	**9.3**	**3.3**	**2.7**	**58.1**	**-3.0%**	**-84.4%**
Non-Financial Private Sector and Foreign Residents	**34,955.1**	**33,301.3**	**28,436.0**	**24,524.6**	**21,785.5**	**5.0%**	**60.5%**
Checking Accounts	4,176.0	4,361.4	3,736.3	3,591.1	3,342.3	-4.3%	24.9%
Savings Accounts	11,552.6	11,263.1	8,737.0	8,797.3	6,864.2	2.6%	68.3%
Special Checking Accounts	3,616.9	1,942.8	2,392.1	1,441.3	1,167.9	86.2%	209.7%
Time Deposits	11,651.5	11,677.3	12,537.0	9,827.2	9,377.7	-0.2%	24.2%
Others	3,958.1	4,056.6	1,033.6	867.7	1,033.4	-2.4%	283.0%
Total Deposits	**38,826.8**	**35,897.9**	**30,417.2**	**27,652.2**	**24,346.7**	**8.2%**	**59.5%**
Other Source of Funding							
Central Bank of Argentina	3.5	5.0	3.5	3.5	2.9	-28.9%	22.6%
Banks and International Institutions	541.6	703.0	185.4	175.5	83.6	-23.0%	547.6%
Unsubordinated Negotiable Obligations	6,580.1	1,973.9	940.0	1,125.8	1,050.0	233.3%	526.7%
Loans from Domestic Financial Institutions	815.5	983.8	1,231.4	993.9	992.3	-17.1%	-17.8%
Subordinated Loan and Negotiable Obligations	1,358.5	1,378.8	1,345.5	1,294.8	1,282.5	-1.5%	5.9%
Others	9,079.7	5,339.1	3,897.2	3,717.2	4,365.9	70.1%	108.0%
Total Other Source of Funding	**18,378.9**	**10,383.6**	**7,603.0**	**7,310.7**	**7,777.2**	**77.0%**	**136.3%**
Shareholders' Equity	**7,313.4**	**6,931.6**	**6,413.5**	**5,997.0**	**2,548.4**	**5.5%**	**187.0%**
Total Funding	**64,519.0**	**53,213.0**	**44,433.7**	**40,960.0**	**34,672.3**	**21.2%**	**86.1%**

Deposits

Total deposits amounted to AR$38.8 billion in 1Q17, increasing 59.5% YoY and 8.2% QoQ and representing 60.2% of Supervielle's total funding sources compared to 67.5% in 4Q16. The lower share of deposits in funding sources in 1Q17 reflects the Bank's issuance of a AR$ denominated Global Term Note equivalent to US$ 300 million to fund the loan portfolio growth at longer tenor.

As of March 31, 2017, wholesale deposits increased its share over total deposits to 25% from 19% as of December 31, 2016. This was due to the increase in the balance of interest bearing- special checking accounts following the decision by the Central Bank of Argentina (BCRA) to authorize banks to remunerate interest to the amounts deposited in these accounts.

Deposits Breakdown (Mar-17)


19%
35%
25%
21%
Retail Branches
Senior Citizen Service Center
Wholesale
Corporate Deposits

Deposits Breakdown (Dec-16)


21%
38%
19%
22%
Retail Branches
Senior Citizen Service Center
Wholesale
Corporate Deposits

Page | 20

Non- or low-cost demand deposits comprised 56% of the Company’s total deposits base (39% of savings accounts and 17% of checking accounts) as of March 31, 2017. Demand deposits represented 54% of total deposits as of December 31, 2016 and 49% as of March 31, 2016. Driven by the Company’s sizeable deposit network franchise, retail branch deposits plus Senior Citizens deposits continued to represent a high share of total deposits. As of March 31, 2017, retail branch deposits plus Senior Citizen deposits represented 56% of total deposits, unchanged YoY and down from 60% in 4Q16. In 1Q17, private sector deposits grew 60.5% YoY and 5.0% QoQ. The YoY performance in private sector deposits was due to the following increases: 283.0% in sight deposits denominated in US dollars, mainly resulting from the Tax Amnesty Program which totaled the equivalent of AR$2.5 billion as of March 2017, or near US$ 160 million 68.3%, or AR$4.7 billion in savings accounts, 209.7% or AR$2.4 billion in special checking accounts due to the new Central Bank regulation that allow Banks to pay interest on the amounts deposited in these accounts 24.2%, or AR$2.3 billion in time deposits, and 24.9, or AR$833.7 million in checking accounts. The QoQ performance was explained by: 86.2% or AR$1.7 billion in special checking accounts due to the new Central Bank regulation that allow Banks to pay interest on the amounts deposited in these accounts This QoQ increase was partially offset by 4.3%, or AR$185.4 million decrease in checking accounts, 0.2% or AR$25.8 million decrease in time deposits, and 2.4% or AR$99.0 billion decrease in sight deposits denominated in US dollars, after the closing of the Tax Amnesty Program As of March 31, 2017, savings accounts denominated in AR$, which represent 77% of total savings accounts, rose 69.5% YoY and 14.3% QoQ. The remaining 23% was represented by US dollar denominated savings accounts, which rose 193.9% YoY and 20.5% QoQ. Other Sources of Funding and Shareholder’s Equity As of March 31, 2017, other sources of funding and shareholder’s equity amounted to AR$25.7 billion increasing 148.8% YoY and 48.4% QoQ. The YoY rise in other sources of funding was explained by the following increases: 526.7%, or AR$5.5 billion in unsubordinated negotiable obligations following the AR$-denominated Global Term Note US$300 million issued by Banco Supervielle in February 2017, 187.0%, or AR$4.8 billion in shareholder’s equity primarily reflecting the proceeds from the Company’s IPO in May 2016 as well as retained earnings, 108.0%, or AR$4.7 billion in other funding mainly due to active repo transactions, 547.6%, or AR$458.0 million in the funding from Banks and International institutions aimed at funding the strong increase in foreign trade operations, and 5.9%, or AR$76.1 million in subordinated loans and negotiable obligations mainly reflecting the impact of the peso devaluation against U.S. dollar denominated and U.S. dollar linked subordinated bonds issued by the bank. These increases were partially offset by a 17.8%, or AR$176.9 million decrease in loans from domestic financial institutions, granted mainly to CCF, the consumer finance subsidiary. The QoQ growth in other sources of funding was explained by the following increases: P a g e | 21

- 233.3%, or AR$4.6 billion in unsubordinated negotiable obligations following the AR$-denominated Global Term Note equivalent to US$300 million issued by Banco Supervielle in February 2017,
- 70.1%, or AR$3.7 billion, in other funding mainly due to active repo transactions, and
- 5.5% in shareholders´ equity.

Foreign Currency Exposure

Assets denominated in foreign currency as of March 31, 2017, represented 18.5% of total assets compared to 7.8% in 1Q16 and 19.7% in 4Q16.

Liabilities denominated in foreign currency as of March 31, 2017, represented 19.5% of total liabilities compared to 11.4% in 1Q16 and 21.6% in 4Q16. Total deposits denominated in foreign currency as of March 31, 2017 represented 21.6% of total deposits compared to 8.0% in 1Q16 and 20.6% in 4Q16.

Liquidity & Capitalization

As of March 31, 2017, the **total loans to deposits** ratio was 102.5% compared to 95.6% in March 31, 2016 and 104.0% in December 31, 2016.

The loan to deposit ratio in 1Q17 declined QoQ as the increase in deposits surpassed loan growth as the Company starts to deploy funds received from the Bank's issuance of a Global Term Note in loans with longer tenor than wholesale deposits. This increase in deposits was fostered by the increase in the balance of interest bearing- special checking accounts following the decision by the Central Bank of Argentina (BCRA) to authorize banks to remunerate interest to the amounts deposited in these accounts.



Equity to Assets ratio evolution
11.3%
13.0%
14.4%
14.6%
7.3%
mar 17
dec 16
sep 16
jun 16
mar 16

As of March 31, 2017, **equity to total assets** was 11.3%, compared to 7.3% at March 31, 2016 and 13.0% at December 31, 2016. The YoY improvement was driven by the capital injection from the IPO, while QoQ the Company continues to leverage its higher capital base.

As of December 31, 2016, liquidity coverage ratio (LCR) was 126.3% compared to 118.9% at March 31, 2016 and 128.0% at December 31, 2016.

Consolidated Capital (In millions of Argentine Ps.)						% Change	
	mar 17	dec 16	sep 16	jun 16	mar 16	QoQ	YoY
Shareholders' Equity	7,313.4	6,931.6	6,413.5	5,997.0	2,548.4	5.5%	187.0%
Average Shareholders' Equity	7,009.0	4,987.7	4,386.2	3,426.1	2,537.4	40.5%	176.2%
Shareholders' Equity as a % of Total Assets	**11.3%**	**13.0%**	**14.4%**	**14.6%**	**7.3%**		
Avg. Shareholders' Equity as a % of Avg. Total Assets	**11.8%**	**12.0%**	**11.5%**	**9.6%**	**7.6%**		
Tang. Shareholders' Equity as a % of T. Tang. Assets	**10.9%**	**12.6%**	**13.9%**	**14.1%**	**6.7%**		

In February and March 2017, CCF received net capital injections of AR$100 million.

In 1Q17, Banco Supervielle's consolidated financial position showed an increased solvency level with an integrated capital of AR$6.6 billion, exceeding total capital requirements by AR$2.0 billion. This reflects utilization of the proceeds from the Company's IPO in 2Q16 and capital injections made at the Bank and CCF.

The table below presents information about the Bank and CCF's consolidated regulatory capital and minimum capital requirement as of the dates indicated:

Page | 22

Calculation of Excess Capital (In millions of Argentine Ps.)	mar 17	dec 16	sep 16	jun 16	mar 16
Allocated to Assets at Risk	3,432.1	3,178.3	2,894.2	2,536.1	2,216.3
Allocated to Bank Premises and Equipment, Intangible Assets and Equity Investment Assets	190.0	172.2	34.4	111.8	112.3
Market Risk	72.7	45.4	99.6	83.2	70.9
Public Sector and Securities in Investment Account	85.3	78.5	132.4	97.9	30.4
Operational Risk	777.1	713.2	663.0	601.8	557.7
Required Minimum Capital Under Central Bank Regulations	**4,557.2**	**4,187.5**	**3,823.5**	**3,430.7**	**2,987.6**
Basic Net Worth	6,129.1	5,706.6	5,366.0	5,174.2	2,802.6
Complementary Net Worth	777.5	778.9	769.3	767.5	729.7
Deductions	-340.8	-338.7	-297.9	-290.0	-273.5
Total Capital Under Central Bank Regulations	**6,565.8**	**6,146.9**	**5,837.4**	**5,651.7**	**3,258.8**
Excess Capital	**2,008.6**	**1,959.3**	**2,013.9**	**2,221.0**	**271.2**
Credit Risk Weighted Assets	42,908.8	39,678.3	35,378.4	31,759.4	27,217.8
Risk Weighted Assets	53,532.5	49,169.0	44,959.9	40,341.7	35,161.2

As of March 31, 2017, Banco Supervielle's **Tier 1 Capital ratio** on a consolidated basis with CCF was 10.8%, compared to 7.2% at March 31, 2016 and 10.9% at December 31, 2016. Including the AR$ 665 million funds from the IPO proceeds retained at the holding company, which are available for further capital injections in its subsidiaries, the **consolidated pro-forma TIER1 Capital ratio** as of March 31, 2017 stood at 12.0%. Supervielle's Tier1 ratio coincides with CET1 ratio.

As of March 31, 2017, Banco Supervielle's **total capital ratio** on a consolidated basis with CCF was 12.3% compared to 9.3% in the same period of 2016 and 12.5% at December 31, 2016. Including the AR$ 665 million funds from the IPO proceeds retained at the holding company, which are available for further capital injections in its subsidiaries, the **consolidated pro-forma total capital ratio** as of March 31, 2017 stood at 13.4%.

Total Capital (In millions of Argentine Ps.)	mar 17	dec 16	sep 16	jun 16	mar 16
Tier 1 Capital					
Paid in share capital common stock	638.3	638.3	638.3	456.1	456.1
Irrevocable capital contributions	95.0	-	-	2,233.0	-
Share premiums	2,058.9	2,058.9	2,058.9	8.1	8.1
Disclosed reserves and retained earnings	3,173.8	2,248.4	2,248.4	2,248.4	2,248.4
Non, controlling interests	40.1	32.7	30.6	30.3	16.0
100% of results	-	531.2	248.4	148.0	-
50% of positive results	123.0	197.1	141.4	50.2	74.0
Sub-Total: Gross Tier I Capital	**6,129.1**	**5,706.6**	**5,366.0**	**5,174.2**	**2,802.6**
Deduct:					
All Intangibles	278.5	281.1	266.6	255.9	242.3
Pending items	32.9	30.7	19.9	24.5	17.9
Other deductions	29.4	26.9	11.4	9.5	13.3
Total Deductions	**340.8**	**338.7**	**297.9**	**290.0**	**273.5**
Sub-Total: Tier I Capital	**5,788.3**	**5,368.0**	**5,068.1**	**4,884.2**	**2,529.1**
Tier 2 Capital					
General provisions/general loan, loss reserves 50%	400.1	389.1	329.4	268.8	243.2
Subordinated term debt	**377.4**	**389.7**	**439.9**	**498.7**	**486.6**
Sub-Total: Tier 2 Capital	**777.5**	**778.9**	**769.3**	**767.5**	**729.7**
Total Capital	6,565.8	6,146.9	5,837.4	5,651.7	3,258.8
Credit Risk weighted assets	42,908.8	39,678.3	35,378.4	31,759.4	27,217.8
Risk weighted assets	53,532.5	49,169.0	44,959.9	40,341.7	35,161.2
Tier 1 Capital / Risk weighted assets[1]	**10.8%**	**10.9%**	**11.3%**	**12.1%**	**7.2%**
Regulatory Capital / Credit risk weighted assets[1]	**15.3%**	**15.5%**	**16.5%**	**17.8%**	**12.0%**
Regulatory Capital / Risk weighted assets[1]	**12.3%**	**12.5%**	**13.0%**	**14.0%**	**9.3%**

1. Tier1 Capital / Risk weighted assets does not include $665 million tier1 capital retained at the holding company level, that is available for injection in subsidiaries It only includes capital at the Consolidated Bank level. Tier 1 proforma (including $665 million at the holding company) stood at 12.0% as of March 31, 2017.

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RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Revenue Breakdown

In 1Q17, the **Retail Segment** represented 55.6% of total revenues, compared to 59.8% in 1Q16 and 58.2% in 4Q16. The **Corporate Segment** represented 14.1% of total revenues in 1Q17 compared to 12.4% in 1Q16 and 12.8% in 4Q16. The **Consumer Finance Segment** represented 17.8% of total revenues in 1Q17 compared to 14.6% in 1Q16 and 14.4% in 4Q16.



Net Revenue
55.6%
14.1%
4.1%
17.8%
4.0%
4.4%
Retail Banking
Corporate Banking
Treasury
Consumer Finance
Insurance
Asset Management & Other Services

Revenue by Segment (In millions of Argentine Ps.)	1Q17	4Q16	3Q16	2Q16	1Q16	% Change QoQ	% Change YoY
Retail Banking	1,536.9	1,608.8	1,327.0	1,171.9	1,076.1	-4.5%	42.8%
Corporate Banking	390.7	353.9	307.4	239.8	222.6	10.4%	75.5%
Treasury	113.5	158.3	134.6	162.1	79.3	-28.3%	43.0%
Consumer Finance	491.1	399.0	340.1	236.9	262.6	23.1%	87.0%
Insurance	109.6	132.3	158.0	135.9	101.9	-17.2%	7.5%
Asset Management & Other Services	122.9	111.2	96.5	64.7	57.8	10.5%	112.8%
Total Allocated to Segments	**2,764.6**	**2,763.5**	**2,363.7**	**2,011.3**	**1,800.4**	**0.0%**	**53.6%**
Adjustments	30.2	35.5	32.1	12.8	-38.3	-15.0%	na
Total Consolidated	**2,794.8**	**2,799.0**	**2,395.8**	**2,024.1**	**1,762.1**	**-0.2%**	**58.6%**

Net Income Breakdown

In 1Q17, the Corporate Segment represented 30.4% of net income, compared to 28.1% in 1Q16 and 27.5% in 4Q16. The Retail Segment represented 21.3% of net income in 1Q17 compared to 14.6% in 1Q16 and 33.7% in 4Q16. The Consumer Finance Segment represented 16.0% of net income in 1Q17 compared to 16.0% in 1Q16 and 9.8% in 4Q16.

Net Income by Segment (In millions of Argentine Ps.)	1Q17	4Q16	3Q16	2Q16	1Q16	% Change QoQ	% Change YoY
Retail Banking	73.6	170.5	129.6	31.2	31.2	-56.8%	135.7%
Corporate Banking	104.7	139.0	109.5	28.8	59.9	-24.7%	74.8%
Treasury	19.7	42.7	39.0	57.9	23.4	-53.9%	-15.8%
Consumer Financing	55.0	49.5	10.1	-26.1	34.1	11.0%	61.3%
Insurance	47.7	61.1	78.4	65.9	47.0	-22.0%	1.5%
Asset Management & Other Services	44.2	43.0	42.6	21.6	17.6	2.8%	151.0%
Total Allocated to Segments	**344.8**	**505.9**	**409.1**	**179.3**	**213.2**	**-31.8%**	**61.7%**
Adjustments	36.3	26.4	27.3	-11.4	-38.5	37.8%	-194.3%
Total Consolidated	**381.2**	**532.3**	**436.4**	**167.9**	**174.7**	**-28.4%**	**118.2%**

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Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, deposit accounts, purchase and sale of foreign exchange and precious metals and credit cards, among others.

Retail Segment – Highlights (In millions of Argentine Ps.)	1Q17	4Q16	3Q16	2Q16	1Q16	% Change QoQ	% Change YoY
Income Statement							
Gross Intermediation Margin	1,170.0	1,243.8	975.9	875.8	778.1	-5.9%	50.4%
Net Service Fee Income	366.9	365.0	351.1	296.1	298.0	0.5%	23.1%
Net Revenue	1,536.9	1,608.8	1,327.0	1,171.9	1,076.1	-4.5%	42.8%
Loan Loss Provisions	-163.1	-146.7	-116.6	-162.5	-124.9	11.1%	30.5%
Net Income	73.6	170.5	129.6	31.2	31.2	-56.8%	135.7%
Balance Sheet							
Loans	15,222.2	13,869.2	12,750.9	11,500.6	11,018.2	9.8%	38.2%
Receivables from Financial Leases	278.4	266.3	252.8	247.6	182.9	4.5%	52.2%
Securitized Loans Portfolio	532.6	819.2	845.3	1,343.4	1,550.3	-35.0%	-65.6%
Total Loan Portfolio	16,033.2	14,954.7	13,849.0	13,091.6	12,751.4	7.2%	25.7%
Deposits	26,185.8	26,039.2	20,514.0	19,541.1	16,920.2	0.6%	54.8%

Net income rose 135.7% YoY reaching AR$73.6 million. This resulted mainly from: i) a higher gross intermediation margin (50.4%, or AR$ 391.9 million), and ii) a 23.1%, or AR$68.9 million, increase in net service fee income. This was partially offset by a 30.5% or AR$38.1 million, increase in loan loss provisions and 47.8% or AR$ 412.5 million, in administrative expenses.

Net income decreased 56.8% QoQ explained by: i) a lower gross intermediation margin (5.9%, or AR$ 73.7 million decrease), ii) an 11.1%, or AR$ 16.3 million, increase in loan loss provisions, and iii) 7.3%, or AR$ 86.9 million, in administrative expenses. Net service fee income rose 0.5% or AR$ 1.8 million increase, to AR$367 million.

In 1Q17, **net revenue** was AR$1.5 billion, increasing 42.8% from 1Q16 and decreasing 4.5% QoQ.

The YoY increase is mainly explained by: i) a 50.4% growth in **gross financial margin**, as a consequence of the combination of increases in loan volumes and interest rates on personal loans, coupled with lower cost deposits, and ii) a 23.1% increase in **net service fee income** due the positive impact from the total elimination of prior authorization requirements to charge fees for new products and other fee increases starting September 2016.

The 4.5% QoQ decline in net revenue resulted from a 5.9% decrease in gross intermediation margin while net service fee income remained stable. Gross intermediation margin decreased due to lower income on deposits from treasury funds, partially offset by the combination of loan volume growth and lower average cost of deposits. Net service fee income remained unchanged reflecting a stable level of credit and debit cards volume.

Loan loss provisions amounted to AR$163.1 million in 1Q17, up 30.5% from 1Q16 and 11.1% from 4Q16. The YoY rise is primarily due to the growth in the loan portfolio and an increase in non-performing loans.

Retail Banking loans reached AR$15.2 billion at March 31, 2017 increasing 38.2% YoY and 9.8% QoQ. Including the securitized loan portfolio, total loans amounted to AR$16.0 billion, up 25.7% from 1Q16 and 7.2% compared to 4Q16.

Retail Banking deposits rose 54.8% on annual basis and 0.6% versus 4Q16.

As of March 31, 2017, the Bank maintained more than 2.2 million savings accounts and more than 73,000 checking accounts. In 1Q17, the Bank also serviced more than 750,000 product bundles for senior citizens, over 159,000 Plan Sueldo ("Payroll") accounts and more than 44,000 product bundles for high net worth customers.

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Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management.

Corporate Segment – Highlights						% Change	
(In millions of Argentine Ps.)	1Q17	4Q16	3Q16	2Q16	1Q16	QoQ	YoY
Income Statement							
Gross Intermediation Margin	253.4	214.2	176.5	110.2	126.4	18.3%	100.5%
Net Service Fee Income	137.2	139.7	130.9	129.6	96.1	-1.8%	42.8%
Net Revenue	390.7	353.9	307.4	239.8	222.6	10.4%	75.5%
Loan Loss Provisions	-9.8	-56.1	-29.8	-56.6	-10.5	-82.5%	-6.8%
Net Income	104.7	139.0	109.5	28.8	59.9	-24.7%	74.8%
Balance Sheet							
Loans	17,786.9	16,958.3	12,915.6	10,273.4	7,424.8	4.9%	139.6%
Receivables from Financial Leases	1,415.3	1,261.9	1,133.2	1,141.4	962.9	12.1%	47.0%
Securitized Loans Portfolio	-	46.4	56.3	68.6	164.3	-100.0%	-100.0%
Total Loan Portfolio	19,202.2	18,266.6	14,105.2	11,483.4	8,552.0	5.1%	124.5%
Deposits	2,871.9	2,944.1	2,478.2	2,319.4	2,539.8	-2.5%	13.1%

Net income rose 74.8% YoY reaching AR$104.7 million. This YoY increase resulted mainly from i) higher gross intermediation margin (100.5%, or AR$ 127.0 million), ii) 42.8% or AR$41.1 million increase in net service fee income and iii) 6.8% or AR$0.7 million decrease in loan loss provisions. This was partially offset by a 50.8%, or AR$ 69.6 million increase in administrative expenses to support business growth.

In 1Q17 **net revenues** were AR$390.7 million, up 75.5% from 1Q16 and 10.4% QoQ. The YoY increase was primarily due to the 100.5% increase in **gross financial margin** reflecting: i) higher loan volume, ii). a decrease in financial expenses from lower average cost of deposits, iii) lower expenses on deposits from treasury funds, and iv) 42.8% growth in **net service fee income**, largely driven by deposit account commissions and fees on foreign trade loans.

The QoQ increase in net revenues resulted mainly from the 18.3% rise in gross intermediation margin due to lower expenses for treasury funds. Net service fee income decreased 1.8% reflecting higher commissions paid.

Loan loss provisions decreased 6.8% YoY and 82.5% QoQ while the Non-performing loans ratio remained unchanged. Loan loss provisions amounted to AR$9.8 million in 1Q17, AR$0.7 million lower than the AR$10.5 million reported in 1Q16 and AR$ 46.3 million lower than the AR$ 56.1 million reported in 4Q16.

The **corporate loan portfolio** (including loans and receivables from financial leases) rose 128.9% YoY and 5.4% QoQ to AR$19.2 billion as Supervielle leveraged its higher capital base to increase the average loan size per client. Including the securitized portfolio, total loans amounted to AR$19.2 billion and increased by 124.5% YoY and 5.1% from 4Q16.

Total **deposits** amounted to AR$2.9 billion, increasing 13.1% YoY, but decreasing 2.5% QoQ. YoY, higher-cost corporate deposits, however, grew at a lower rate than retail deposits as the Company leveraged its retail oriented franchise and issued medium term notes, which provide a longer tenor than corporate deposits. As a result, corporate deposits fell to 19% of total deposits in 1Q17 from 24% in 1Q16.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank's liquidity according to the needs and opportunities of the Retail and Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank's financial risk management policies, manages the Bank's trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

Page | 26

Treasury Segment – Highlights (In millions of Argentine Ps.)	1Q17	4Q16	3Q16	2Q16	1Q16	% Change QoQ	% Change YoY
Income Statement							
Gross Intermediation Margin	106.2	148.6	127.0	148.4	72.9	-28.5%	45.7%
Net Service Fee Income	7.2	9.7	7.7	13.7	6.4	-25.3%	12.9%
Net Revenue	113.5	158.3	134.6	162.1	79.3	-28.3%	43.0%
Net Income	19.7	42.7	39.0	57.9	23.4	-53.9%	-15.8%
Balance Sheet							
Government and corporate securities	7,259.4	2,247.4	2,658.9	4,543.6	3,250.5	223.0%	123.3%
Deposits	8,408.2	6,351.2	6,826.4	5,206.7	4,410.2	32.4%	90.7%

Net income attributable to the Treasury Segment in 1Q17 was AR$19.7 million compared to AR$23.4 million in 1Q16 and AR$42.7 million in 4Q16. The 53.9% YoY and 15.8% QoQ decline in net income reflects the FX and trading losses registered in 1Q17.

In 1Q17, **net revenues** were AR$113.5 million, up 43.0% from 1Q16 due to the 45.7% increase in gross financial margin driven by FX and trading gains. On a quarterly basis, the decrease in net revenue is explained mainly by a AR$ 50 million FX net loss from the appreciation of the AR$ peso against the US dollar, between the pricing and the settlement dates of the AR$-denominated Global Term Note equivalent to US$300 million issued in February 2017.

The Treasury Segment's **government and corporate securities** portfolio was AR$7.3 billion in 1Q17, increasing 123.3% from March 31, 2016 and 223.0% from December 31, 2016. This was due to: i) the temporary investment of interest bearing- checking accounts following the Central Bank of Argentina (BCRA) decision to authorized banks to remunerate amounts deposited these accounts and ii) the temporary investment of the funds received from the issuance of the abovementioned Global Term Note while the Bank start to deploy these funds. Part of these securities were applied to Repo transactions.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automatica, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina.

Consumer Finance Segment – Highlights (In millions of Argentine Ps.)	1Q17	4Q16	3Q16	2Q16	1Q16	% Change QoQ	% Change YoY
Income Statement							
Gross Intermediation Margin	332.7	262.2	211.6	131.0	136.5	26.9%	143.8%
Net Service Fee Income	158.4	136.8	128.6	105.9	126.2	15.8%	25.5%
Net Revenue	491.1	399.0	340.1	236.9	262.6	23.1%	87.0%
Loan Loss Provisions	-165.1	-107.9	-108.0	-76.8	-46.1	53.0%	257.9%
Net Income	55.0	49.5	10.1	-26.1	34.1	11.0%	61.3%
Balance Sheet							
Loans	4,696.0	4,043.6	3,383.9	2,965.8	2,917.4	16.1%	61.0%
Securitized Loans Portfolio	755.7	547.9	552.1	531.0	271.2	37.9%	178.6%
Total Loan Portfolio	5,451.7	4,591.4	3,936.0	3,496.9	3,188.6	18.7%	71.0%

During 1Q17 this segment reported **Net Income** of AR$55.0 million, compared with AR$34.1 million in 1Q16 and AR$49.5 million in 4Q16.

The YoY increase was mainly driven by the 71.0% increase in the loan portfolio and the repricing of such loans after the lifting of interest rate caps in December 2015, while cost of funds decreased. This more than offset higher loan loss provisions following the asset quality deterioration in this segment.

The QoQ increase in net income was mainly driven by overall loan growth and higher interest rates on the Consumer Finance Segment loans together with a decline in cost of funds.

In 1Q17, **net revenues** were AR$491.1 million, up 87.0% from 1Q16. Annual increases of 143.8% in **gross intermediation margin** and 25.5% in **net service fee income** were the main drivers behind the YoY growth in Net revenues.

Page | 27

On a QoQ basis, **net revenues** rose 23.1% mainly due to increases of 26.9% in gross intermediation margin and 15.8% in Net Service Fee income.

Loan loss provisions amounted to AR$165.1 million in 1Q17, up 257.9% from 1Q16 and 53.0% from 4Q16. This reflects the normal pattern of the Consumer Finance Segment that tends to have higher delinquency rates in the first months of the year and later declines as salary bargaining agreements catch up with inflation improving consumers' disposable income and their ability to pay their bills. These increases came along with a higher gross intermediation margin in 1Q17 up 143.8% YoY and 26.9% QoQ.

Loans totaled AR$4.7 billion as of March 31, 2017 increasing 61.0% YoY and 16.1% QoQ. Including the securitized loan portfolio, total loans amounted AR$5.5 billion, up 71.0% from 1Q16 and 18.7% QoQ.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, primarily personal accidents insurance, protected bag and life insurance. All insurance products are offered to all our customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of our customers as well.

Insurance Segment – Highlights						% Change	
(In millions of Argentine Ps.)	1Q17	4Q16	3Q16	2Q16	1Q16	QoQ	YoY
Gross intermediation margin	18.7	19.6	18.5	8.6	5.1	-4.5%	264.9%
Income from Insurance Activities	90.8	112.7	139.5	127.4	96.8	-19.4%	-6.2%
Net Revenue	109.6	132.3	158.0	135.9	101.9	-17.2%	7.5%
Net Income	47.7	61.1	78.4	65.9	47.0	-22.0%	1.5%
Gross written premiums	182.8	199.0	225.7	191.5	145.5	-8.1%	25.6%
Claims Paid	50.2	47.8	48.1	15.9	9.7	5.0%	417.5%
Combined Ratio	71.0%	55.2%	52.7%	43.1%	47.2%		

Net income attributable to the Insurance Segment in 1Q17 was AR$47.7 million, compared to AR$47.0 million in 1Q16 and AR$61.1 million in the previous quarter.

Supervielle Seguros began issuing its first policies in October 2014 starting with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. By the end of 2015, it began issuing credit-related policies substantially growing its business since then, partly through growth in the loans and credit card portfolio balances and partly through the migration of some of the portfolios previously booked in a third party insurance company. However, as mentioned above, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are now self-insuring these risks and no longer contract new credit related insurances. The Company will continue to expand this business and will launch new insurance products previously offered to its customers by other Insurance Companies.

Gross written premiums increased by 25.6% YoY and decreased by 8.1% in the quarter.

Income from insurance activities amounted to AR$90.8 million in 1Q17, compared to AR$96.8 million in 1Q16 and AR$112.7 million in the previous quarter.

Net revenues attributable to Supervielle Seguros in 1Q17 was AR$109.6 million, up 7.5% YoY, but decreasing by 17.2% in the quarter.

Claims Paid amounted to AR$50.2 million in 1Q17, increasing by 417.5% YoY and 5.0% QoQ. The **Combined ratio** reached 71.0% in 1Q17 from 47.2% in 1Q16 due to higher claims paid. On a quarterly basis, the combined ratio increased from 55.2% in 4Q16 reflecting lower Gross written premiums and higher Claims Paid in the quarter.

Page | 28

Gross written premiums by product % Change in million 1Q17 4Q16 3Q16 2Q16 1Q16 QoQ YoY Life insurance and total and permanent 82.4 103.4 136.6 109.2 78.1 -20.3% 5.6% disability insurance for debit balances Personal Accident Insurance 13.8 13.2 12.6 12.0 10.0 4.5% 38.1% Protected Bag Insurance 27.9 28.0 26.9 25.9 21.3 -0.4% 30.7% Broken Bones 0.1 na na na na Life insurance. 57.8 54.4 49.6 44.4 36.1 6.3% 60.2% Total 182.0 199.0 225.6 191.5 145.5 -8.5% 25.1% Asset Management & Others Segment Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management, and non-financial products and services through Espacio Cordial. Until March 31, 2017 Supervielle offered microcredit financing through Cordial Microfinanzas. Asset Management & Others % Change Segment Highlights (In millions of Argentine Ps.) 1Q17 4Q16 3Q16 2Q16 1Q16 QoQ YoY Gross intermediation margin 10.1 22.9 17.8 10.5 18.5 -55.7% -45.3% Net Service Fee Income 112.8 88.3 78.8 54.2 39.2 27.7% 187.4% Net Revenue 122.9 111.2 96.5 64.7 57.8 10.5% 112.8% Net Income 44.2 43.0 42.6 21.6 17.6 2.8% 151.0% Assets Under Management 10,816 9,964 9,627 7,760 5,375 8.6% 101.2% Market Share 2.5% 3.0% 3.2% 3.2% 2.6% Net income for this segment increased 151.0% YoY and 2.8% QoQ to AR$44.2 million. In 1Q17 Net revenues were AR$122.9 million, up 112.8% from 1Q16 and 10.5% QoQ. The YoY increase in net revenues was mainly driven by: i) the 187.4% rise in net service fee income reflecting the successful cross-selling initiatives to leverage the Company’s compelling financial product offering both through the asset management business and the non-financial products and services sold by Espacio Cordial. Net revenue growth was supported by the AuMs by Asset Class 27.7% increase in net service fee income resulting from Espacio Cordial’s fee income. Equity & Fixed Income; 10% Equity; 1% On March 31, 2017, Grupo Supervielle and the Bank sold their shares of Cordial Microfinanzas SMEs; 4% S.A. to Ciudad Microempresas. Money market; Assets under management amounted to 12% AR$10.8 billion as of March 31, 2017, up from AR$5.4 billion as of March 2016 and AR$10.0 billion as of December 2016. As of March 31, 2017, fixed income funds represented 72% of Fixed Income; assets under management. 72% P a g e | 29

FY 2017 GUIDANCE

Supervielle reaffirms its guidance for FY17 which is composed of the following:

FY 2017 EXPECTATIONS[3]	Total Loan Growth[1]	38.0 - 45.0%
	Cost of Risk	3.2 – 3.6%
	NIM	17 – 20%
	Efficiency Ratio	63 – 67%
	Net Income	AR$ 2.1 – 2.3 Bn
	Tier1 Ratio[2]	10.5 – 11.2%

[1] Includes leases and securitized portfolio

[2] The TIER1 ratio guidance refers to the Consolidated Proforma Tier1 Ratio, which includes net funds held at the holding company.

[3] This guidance assumed: i) GDP expected to grow by 3.0% in 2017 (Source: Market Expectations Survey as of January 2017), ii) Inflation anticipated to trend down to 20% for full year 2017 (Source: Market Expectations Survey), and iii) The Average Badlar interest rate expected to reach 19% in December 2017 (Company Estimates).

This guidance considers that Supervielle's economic, financial and asset situation will not be materially affected by the termination of the financial agency agreement entered into by the Province of San Luis and Banco Supervielle.

Typically, the Company´s net income in the second half of the year is higher than in the first half, mainly due to the seasonality of economic activity plus the effect of the monthly cumulative increase of assets in nominal terms and salary increases agreed upon between the Bank and the banking employees' trade union historically during the second quarter but applied retroactively to the first quarter.

The Efficiency Ratio is expected to be in the mid-fifties in FY2019 as the Company continues to execute on its growth strategy.

Supervielle anticipates committing approximately AR$ 400 million during 2017, to: i) build out its core product leadership into integral relationships with customers, ii) increase network footprint by opening five bank branches in strategic locations aligned with the Company's SME´s business strategy, iii) step up digital innovation initiatives to enhance customer experience and reduce service costs, and iv) strengthen indirect commercial channels, particularly at the contact center and sales force.

These initiatives are expected to further drive profitable growth as the Company continues to execute on its strategy and deliver accelerated improvement in efficiency after 2017.

RELEVANT EVENTS

1. Grupo Supervielle Paid Off Corporate Notes at Maturity

- **Class XX**
  On January 30, 2017, at maturity, Supervielle paid-off the AR$129.5 million outstanding balance on its Corporate Note Class XX.

2. Banco Supervielle issued a Global Bond Denominated in AR$ for an Amount Equivalent to US$300 Million

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On February 2, 2017, Banco Supervielle successfully priced its inaugural AR$ denominated 3.5YR tenor global Medium Term Note equivalent to US$ 300 million. The Notes accrue interest at Badlar + 450 bps with a minimum coupon rate of 18%. The book was oversubscribed. The decision to raise funds in the international and Argentine market follows the initial positive economic signs that began in the last quarter of 2016 and the Company’s positive outlook for 2017. Proceeds from this offering will be applied to loan origination with longer tenures between individuals and SMEs supporting Supervielle’s commitment to maintain a relevant position in the Argentine financial system. 3. Irrevocable capital contribution to Cordial Compañía Financiera S.A Also in February 2017, Supervielle and the Bank made an irrevocable capital contribution in Cordial Compañía Financiera S.A. for a total amount of AR$. 100 million following its high loan portfolio growth 4. Conversion of Senior Citizen Service centers into full bank branches In February and March, 2017 the Central Bank (Banco Central de Argentina) approved our request to convert the remaining 31 Senior Citizen Service centers into full bank branches. The company is screening the network identifying upscale opportunities and the required investments to adapt the customer attention model when necessary to serve other segments 5. Sale of Cordial Microfinanzas S.A. On March 20, 2017, Grupo Supervielle and the Bank accepted an offer from Ciudad Microempresas to purchase their shares of Cordial Microfinanzas S.A. Ciudad Microempresas is a company owned by Corporación Buenos Aires Sur and Banco de la Ciudad de Buenos Aires. The decision to sell Cordial Microfinanzas is based on our decision to focus our resources in designated strategic segments, while Microfincance business was very small. After the compliance of all required conditions as contained in the offer, Grupo Supervielle and the Bank transferred on March 31, 2017 all their shares of Cordial Microfinanzas S.A. to Ciudad Microempresas as detailed below: (i) Grupo Supervielle S.A. transferred 12,219,472 shares, which represent 87.5% of total capital stock of Cordial Microfinanzas; and (ii) Banco Supervielle S.A. transferred 1.745.632 shares, which represent 12.5% of total capital stock of Cordial Microfinanzas. As of December 31, 2016, Cordial Microfinanzas operated through 5 branches, had a total loan portfolio of AR$ 192 million, and held assets representing 0.39% of the total assets of Grupo Supervielle. Its contribution to the net income of Grupo Supervielle in 2016 was 0.78%. Cordial Microfinanzas S.A. was created in 2007 by Grupo Supervielle S.A. to service the microfinance market in Argentina and with the objective of providing technical and financial assistance to micro-entrepreneurs to meet the needs related to their productive, commercial and service activities, thereby contributing to the development of their entrepreneurial capacity. This sale comes as a result of the need to focus Supervielle’s resources in designated strategic segments. 6. Guidelines Towards Conversion to IFRS Following the Central Bank guidelines towards conversion to IFRS as issued by the International Accounting Standards Board (IASB), our unaudited financial statements as of March 31, 2017 include a reconciliation to IFRS of shareholders’ equity as of the beginning of 2017 fiscal year, and as of March 31, 2017, and the Income Statement and Other Comprehensive Income for the three-month period ended March 31, 2017. The net adjustments to shareholders’ equity as of March 31, 2017 would have totaled -137.8 million, which would have represented -1,9% of shareholders’ equity as of the same date measured in accordance to Argentine Central Bank GAAP. According to the above mentioned guidelines, IFRS will be adopted since fiscal year 2018, and the figures shown in our notes to the financial statements of 1Q17 may be subject to change and may only be considered definitive when audited financial statements for the fiscal year 2018 are released. P a g e | 31

SUBSEQUENT EVENTS

Annual General Meeting

On April 27, 2017 Grupo Supervielle held its Anual General Meeting of Shareholders at its offices in Buenos Aires and approved all the proposals submitted by the Board of Directors, including:

- Annual and consolidated financial statements for the financial year ended December 31, 2016,
- Appointment of members of the board of directors,
- Payment of a cash dividend of AR$65.500.000 (AR$ 0,1800550592 per outstanding share),
- Capital increase of up to AR$8.032.032 through the capitalization of a contribution in kind (shares of subsidiary Sofital S.A.) made by Julio Patricio Supervielle in the context of the application filed to the Central Bank in February 2011 to proceed with the reorganization of the shareholdings of Julio Patricio Supervielle in Banco Supervielle, and
- Election of Price Waterhouse Coopers as the company's independent auditor.

The following table shows the new composition of the board of directors:

Title	Name	Date of Expiration of current term
Chairman	Julio Patricio Supervielle	December 31, 2018
First Vice-Chairman	Jorge Ramirez	December 31, 2018
Second Vice-Chairman	Emérico Alejandro Stengel	December 31, 2018
Secretary Director	Atilio Dell'Oro Maini	December 31, 2018
Director	Laurence Nicole Mengin de Loyer*	December 31, 2018
Director	Richard Gluzman*	December 31, 2018
Director	María Gabriela Macagni*	December 31, 2018
Director	Jorge Mocetti*	Diciembre 31, 2017

* Independent directors according to CNV Rules and NYSE Rules

Salary Increase Agreed Under the Collective Bargaining Agreement

On March 23, 2017, a 20% salary increase was agreed under the collective bargaining agreement Convenio Colectivo de Empleados de Comercio No.130/75 (the merchants labor union) which regulates labor contracts of the Consumer Finance Segment. This increase will be paid in two installments, one of 10% in April and 10% in July 2017, and could be adjusted if inflation exceeds 20%.

CREDIT RATINGS

Banco Supervielle's Credit:

Banco Supervielle Credit Rating
Fitch Ratings assigned a long-term rating of 'B(EXP)/RR4' to Banco Supervielle S.A.'s (Supervielle) series A senior unsecured floating rate notes issued on February 9, 2017 for a total amount of up to US $300 million peso equivalent.

Banco Supervielle Credit Rating
Moody´s Investors Service assigned a B3 global scale local currency debt rating to Banco Supervielle S.A. (Supervielle)'s Class A notes for a total amount of up to US $300 million peso equivalent.

Banco Supervielle Credit Rating
Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Banco Supervielle as AA (Arg), with a stable outlook.

On March 7, 2017, Moody's Latin America changed the outlook to positive from stable on multiple Argentine banks and finance companies, including Grupo Supervielle and Banco Supervielle.

REGULATORY CHANGES

- On January 5, 2017, pursuant to Resolution 1-E/2017 of the Ministry of Treasury, the mandatory stay period for proceeds of financial indebtness incurred by residents that had to be kept in Argentina 120 calendar days, was eliminated.

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On January 5, 2017, the Board of Directors of the Central Bank of Argentina (BCRA) authorized banks to pay interest on the amounts deposited in checking accounts, by repealing a rule expressly prohibiting the payment of such remuneration from 2010. Following this decision, banks will be able to pay interest to their account holders, with rates that will be freely agreed upon and settlement in a term of not less than 30 days. These rates should be displayed in branches and in bank advertising, both in the form of Annual Nominal Rate (TNA) and Annual Effective Rate (TEA). Checking accounts may have a different type of remuneration in addition to the rate, or even, a replacement to the rate, provided that it is established in the contract in a precise and legible manner. The BCRA frames this measure in its intention to raise the level of competition between banks, as they can encourage their current or potential customers by paying higher rates, with the consequent benefit to the depositor. On March 2, 2017 the Central Bank decreased 2% minimum cash reserve requirements, partially reversing the 4% increase imposed last year. Through Communication “A” 6212, effective as of April 1, 2017, the Central Bank issued a scheme to gradually reduce, on an annual basis, credit card and debit card merchant discounted rates (“MDR”). In this regard, the maximum MDR for 2017 is 2.0% and for 2018, 2019, 2020 and 2021 and after, will be 1.85%, 1.65%, 1.50% and 1.30%, respectively. The maximum debit card sales commissions for 2017 is 1.0% and for 2018, 2019, 2020 and 2021 and after, will be 0.90%, 0.80%, 0.70% and 0.60%, respectively. The Board of Directors of the Central Bank established through its Communication “A” 6237 , effective as of May 4, 2017, that Positive Foreign Currency Net Global daily position (monthly average of the daily balance converted to Pesos at the reference exchange rate) may be freely determined. Previously, it was 25% of the lesser of the Regulatory Capital or the entity’s own liquid assets (own liquid assets meaning the RPC surplus over fixed assets and other concepts to be computed in accordance with Central Bank regulation related to the “Fixed assets and other concepts ratio”) of the immediately preceding month. DEFINITION OF RATIOS Net Interest Margin: Net interest income divided by average interest-earning assets. Net Financial Margin: Gross financial margin divided by average interest-earning assets. Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of gross financial margin and net services fee income. Net Fee Income as a % of Administrative Expenses: Services fee income and expenses plus income from insurance activities divided by Administrative Expenses. ROAE: Net income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency. ROAA: Net income divided by average assets, calculated on a daily basis and measured in local currency. Efficiency ratio: Administrative expenses divided by the sum of gross financial margin, services fee income and expenses and income from insurance activities. Loans to total deposits: Loans include loans, receivables from financial leases and other receivables from financial transactions covered by the Central Bank’s debtor classification regulations. Regulatory Capital/ Risk Weighted Assets: Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis. Loans to Deposits: Loans and Leasing before allowances divided by total deposits Cost of risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis. P a g e | 33

About Grupo Supervielle S.A. (NYSE: SUPV; BCBA: SUPV) Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the fifth largest private domestically-owned bank in terms of assets. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of March 31, 2017, Supervielle had total assets of AR$64.5 billion under Argentine Banking GAAP, 321 access points and over 2 million customers. Grupo Supervielle had 363,777,615 shares outstanding and a free float of 46.2% as of March 31, 2016 while 8.032.032 class B shares are pending from regulatory approval. For information about Grupo Supervielle, visit www.gruposupervielle.com. Investor Relations Contacts: Ana Bartesaghi Treasurer and Investor Relations Officer 5411-4324-8132 Ana.BARTESAGHI@supervielle.com.ar Gustavo Tewel 5411-4324-8158 Gustavo.TEWEL@supervielle.com.ar Nahila Schianmarella 5411-4324-8135 Nahila.SCHIANMARELLA@supervielle.com.ar Valeria Kohan 5411-4340-3013 Valeria.KOHAN@supervielle.com.ar Safe Harbor Statement This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. P a g e | 34

GRUPO SUPERVIELLE FINANCIAL STATEMENTS

Consolidated Balance Sheet Data (In millions of Argentine Ps.)	mar 17	dec 16	sep 16	jun 16	mar 16
Assets					
Cash and due from banks	8,611.6	8,166.1	5,707.9	4,770.2	3,766.9
Government and corporate securities	7,481.4	2,360.0	2,773.4	4,644.6	3,285.2
Loans:	37,093.4	34,896.5	29,551.2	25,306.1	21,585.5
to the non. financial public sector	36.2	4.3	44.9	6.2	5.7
to the financial sector	423.4	473.4	366.5	296.1	156.0
To the non-financial private sector and foreign residents:					
Overdrafts	3,756.8	3,110.1	2,771.9	2,470.9	2,053.7
Promissory Notes	8,832.6	9,426.6	7,300.9	6,742.8	5,585.6
Mortgage loans	122.6	78.1	25.4	39.1	43.9
Automobile and other secured loans	102.9	65.1	69.4	77.2	87.1
Personal loans	11,208.7	9,916.8	9,047.0	7,550.1	7,150.2
Credit card loans	6,842.8	6,678.6	5,957.7	5,890.1	5,752.2
Other	6,244.9	5,595.4	4,428.2	2,646.6	1,011.1
Accrued Interest, adjustments and exchange rate differences receivable	815.0	774.0	650.4	562.4	533.7
Documented interest	-294.2	-324.8	-309.8	-277.6	-265.1
Other unapplied charges	-0.2	-1.7	-0.6	-0.5	-0.5
Allowances	-998.0	-899.1	-800.6	-697.3	-528.1
Other receivables from financial transactior	6,729.8	3,772.7	3,163.8	3,141.9	3,105.7
Receivables from financial leases	1,693.7	1,527.9	1,385.6	1,388.5	1,155.7
Other assets	2,909.3	2,482.8	1,851.9	1,708.7	1,773.3
Total assets	**64,519.0**	**53,206.0**	**44,433.7**	**40,960.0**	**34,672.3**
Liabilities and shareholders' equity					
Deposits:	38,826.8	35,897.9	30,417.2	27,652.2	24,346.7
Non. financial public sector	3,862.6	2,587.3	1,977.9	3,124.9	2,503.1
Financial sector	9.1	9.3	3.3	2.7	58.1
Non. financial private sector and foreign residents	34,955.1	33,301.3	28,436.0	24,524.6	21,785.5
Checking accounts	4,176.0	4,361.4	3,736.3	3,591.1	3,342.3
Savings accounts	11,552.6	11,263.1	8,737.0	8,797.3	6,864.2
Special Checking Accounts		1,942.8	2,392.1	1,441.3	1,167.9
Time deposits	11,651.5	11,677.3	12,537.0	9,827.2	9,377.7
Investment accounts	375.0	375.0	-	-	245.1
Other*	3,583.1	3,681.6	1,033.6	867.7	788.3
Other liabilities from financial transactions and other miscellaneous liabilities	18,370.7	10,273.2	7,500.2	7,233.3	7,702.6
Non. controlling interests	8.2	103.4	102.8	77.4	74.5
Total liabilities	**57,205.6**	**46,274.5**	**38,020.2**	**34,962.9**	**32,123.9**
Shareholders' equity	**7,313.4**	**6,931.6**	**6,413.5**	**5,997.0**	**2,548.4**
Total liabilities and shareholders' equity	**64,519.0**	**53,206.0**	**44,433.7**	**40,960.0**	**34,672.3**

- As of December 16 and March 17, other include funds deposited from the tax Amnesty program, which were six months blocked.

Page | 35

Income Statement	1Q17	4Q16	3Q16	2Q16	1Q16	% Change QoQ	YoY
(In millions of Argentine Ps.)							
Argentine Banking GAAP:							
Financial income	3,236.2	3,123.5	2,775.5	2,557.0	2,338.7	3.6%	38.4%
Financial expenses	(1,308.3)	(1,171.9)	(1,209.0)	(1,252.6)	(1,233.1)	11.6%	6.1%
Gross financial margin	**1,927.8**	**1,951.6**	**1,566.4**	**1,304.4**	**1,105.6**	**-1.2%**	**74.4%**
Loan loss provisions	(342.6)	(316.7)	(261.4)	(295.9)	(183.6)	8.2%	86.6%
Services fee income	1,094.5	1,030.6	910.4	813.1	773.5	6.2%	41.5%
Services fee expenses	(337.4)	(313.1)	(275.0)	(257.7)	(234.9)	7.8%	43.6%
Net Service Fee Income	**757.0**	**717.5**	**635.4**	**555.3**	**538.6**	**5.5%**	**40.6%**
Income from insurance activities	110.0	129.9	194.0	164.4	117.9	-15.3%	-6.7%
Administrative expenses	(1,886.1)	(1,805.8)	(1,496.3)	(1,458.7)	(1,299.6)	4.4%	45.1%
Income from financial transactions	**566.1**	**676.6**	**638.2**	**269.5**	**278.9**	**-16.3%**	**103.0%**
Miscellaneous income	76.0	150.4	97.3	108.2	73.9	-49.5%	2.8%
Miscellaneous losses	(70.1)	(150.2)	(103.5)	(96.1)	(109.2)	-53.3%	-35.8%
Non, controlling interests result	(4.3)	(7.6)	(7.7)	(2.8)	(4.0)	-42.6%	7.2%
Income before income tax	**567.6**	**669.3**	**624.3**	**278.8**	**239.5**	**-15.2%**	**137.0%**
Income tax	(185.8)	(137.0)	(187.9)	(110.9)	(64.8)	35.5%	186.6%
Net income for the fiscal period	**381.9**	**532.3**	**436.4**	**167.9**	**174.7**	**-28.3%**	**118.6%**
ROAE	**21.8%**	**31.3%**	**28.6%**	**15.6%**	**27.5%**		
ROAA	**2.6%**	**4.1%**	**4.0%**	**1.8%**	**2.1%**		

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Banco Supervielle S.A. Reports 1Q17 Consolidated Results Buenos Aires 10, May, 2017 – Banco Supervielle S.A. the main subsidiary of Grupo Supervielle S.A. reported unaudited results for the three months period ended March 31, 2017. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with Argentine Banking GAAP. First Quarter 2017 Highlights Net income of AR$246.0 million, up 66.3% YoY, and down 37.6% QoQ. ROAE of 15.7% in 1Q17. This compares with ROAE of 23.3% in 1Q16 and 27.1% in 4Q16. ROAA of 1.7% in 1Q17, compared to 1.8% in 1Q16 and 3.2% in 4Q16. Total gross loans, including the securitized loan portfolio, increased 63.3% YoY and 6.4% QoQ to AR$41.1 billion. Total balance sheet loans grew at a higher rate of 71.8% YoY and 7.0% QoQ, reflecting the anticipated slowdown in securitization. NIM contracted 216 bps YoY to 18.5% in 1Q17, from 20.1% in 1Q16, and 156 bps from 20.7% in 4Q16. Non-performing loan ratio increased 24 bps to 2.8% in 1Q17 from 2.6% in 1Q16 and 16 bps from 2.7% in 4Q16. The efficiency ratio improved to 70.9% in 1Q17 compared with 74.4% in 1Q16, but deteriorated from 67.5% in 4Q16 due to seasonality. Equity to Asset ratio of 9.9% in 1Q17 compared to 8.4% in 1Q16 and 11.4% in 4Q16. P a g e | 37

(In millions of Argentine Ps.) INCOME STATEMENT 1Q17 4Q16 3Q16 2Q16 1Q16 QoQ YoY Gross Financial Margin 1,854.6 1,856.6 1,477.1 1,249.7 1,090.1 -0.1% 70.1% Service Fee Income, Net 607.6 588.2 565.8 513.6 496.4 3.3% 22.4% Loan Loss Provisions 336.3 308.6 251.6 286.5 174.9 9.0% 92.3% Administrative expenses 1,744.7 1,650.5 1,350.5 1,303.8 1,180.9 5.7% 47.7% Income before Income Tax 380.0 465.7 406.4 173.2 175.3 -18.4% 116.7% Net Income 246.0 394.1 282.8 100.4 148.0 -37.6% 66.3% BALANCE SHEET Mar 17 Dec 16 Sep 16 Jun 16 Mar 16 QoQ YoY Total Assets 62,973.2 51,501.7 42,737.1 39,289.4 34,160.9 22.3% 84.3% Average Assets 58,057.4 49,510.2 41,638.2 37,881.6 33,548.1 17.3% 73.1% Total Loans & Leasing (before Allowances) 39,752.1 37,155.0 31,603.6 27,256.1 23,134.6 7.0% 71.8% Securitized Loan Portfolio (before 1,361.3 1,483.9 1,512.8 2,040.4 2,049.5 -8.3% -33.6% Allowances) Total Portfolio 41,113.4 38,638.9 33,116.4 29,296.6 25,184.1 6.4% 63.3% Total Deposits 38,847.3 35,930.8 30,428.1 27,664.1 24,365.4 8.1% 59.4% Shareholders’ Equity 6,212.0 5,871.0 5,476.8 5,194.0 2,860.6 5.8% 117.2% Average Shareholders’ Equity 6,269.9 5,812.7 5,478.2 4,306.4 2,537.4 7.9% 147.1% KEY INDICATORS 1Q17 4Q16 3Q16 2Q16 1Q16 Profitability & Efficiency ROAE 15.7% 27.1% 20.7% 9.3% 23.3% ROAA 1.7% 3.2% 2.7% 1.1% 1.8% Net Interest Margin 18.5% 20.7% 20.3% 20.4% 20.1% Net Financial Margin 17.5% 20.2% 18.4% 18.0% 17.3% Net Fee Income Ratio 24.7% 24.1% 27.7% 29.1% 31.3% Net Fee Income as a % of Administrative 34.8% 35.6% 41.9% 39.4% 42.0% expenses Efficiency Ratio 70.9% 67.5% 66.1% 73.9% 74.4% Liquidity & Capital Loans to Total Deposits 103.9% 105.2% 105.6% 100.1% 97.0% Liquidity Coverage Ratio (LCR) 121.6% 120.4% 97.1% 129.5% 118.9% Total Equity / Total Assets 9.9% 11.4% 12.8% 13.2% 8.4% Regulatory Capital/ Risk Weighted Assets 12.3% 12.5% 13.0% 14.0% 9.3% Risk Weighted Assets / Total Assets 85.0% 95.5% 105.2% 102.7% 102.9% Asset Quality NPL Ratio 2.8% 2.7% 2.9% 3.0% 2.6% Allowances as a % of Total Loans 2.5% 2.4% 2.4% 2.5% 2.2% Coverage Ratio 87.6% 87.7% 84.6% 84.1% 84.9% Cost of Risk 3.8% 3.8% 3.6% 5.1% 3.2% P a g e | 38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: May 11, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer